SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of November 2004

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Notification of Interests of Directors and Connected Persons dated 23 July
    2004

3.  2004 Interim Results Announcement dated 26 August 2004

4.  Purchase of Own Securities dated 17 September 2004

5. Notification of Interests of Directors and Connected Persons dated 17 September 2004

6.  Notification of Major Interest in Shares dated 6 October 2004

7.  Transaction in Own Shares dated 14 October 2004

8. The Tomkins Employee Share Trust - Disclosure of interest in shares dated 22 October 2004

Exhibit 1


This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2



                                   SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

David Baxter Newlands

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

252.4468p

13. Date of transaction

23 July 2004

14. Date company informed

23 July 2004

15. Total holding following this notification

296,515 (beneficial); 20,000 (non-beneficial)

16. Total percentage holding of issued class following this notification

0.03832% (beneficial); 0.00258% (non-beneficial)

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

23 July 2004

                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Norman Neill Broadhurst

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

252.4468p

13. Date of transaction

23 July 2004

14. Date company informed

23 July 2004

15. Total holding following this notification

12,000

16. Total percentage holding of issued class following this notification

0.00155%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

23 July 2004


                                      SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

John Michael Joseph Keenan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

252.4468p

13. Date of transaction

23 July 2004

14. Date company informed

23 July 2004

15. Total holding following this notification

11,000

16. Total percentage holding of issued class following this notification

0.00142%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

23 July 2004

                                 SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Joseph Minton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

252.4468p

13. Date of transaction

23 July 2004

14. Date company informed

23 July 2004

15. Total holding following this notification

108,000

16. Total percentage holding of issued class following this notification

0.01396%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

23 July 2004

                                   SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Sir Brian Ivor Pitman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

252.4468p

13. Date of transaction

23 July 2004

14. Date company informed

23 July 2004

15. Total holding following this notification

13,717

16. Total percentage holding of issued class following this notification

0.00177%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

23 July 2004


                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Marshall Frederick Wallach

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

252.4468p

13. Date of transaction

23 July 2004

14. Date company informed

23 July 2004

15. Total holding following this notification

117,000  (held as 27,000 ADRs and 9,000 Ordinary shares)

16. Total percentage holding of issued class following this notification

0.01512%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

23 July 2004

Exhibit 3
                                                        Tomkins plc
                                                        East Putney House
                                                        84 Upper Richmond Road
                                                        London SW15 2ST

                                                        Tel +44 (0) 20 8871 4544
                                                        Fax +44 (0) 20 8877 9700
                                                        Web www.tomkins.co.uk

Contact:

Joanna Downing
Tomkins plc

Tel +44 (0) 20 8877 5189
Email jdowning@tomkins.co.uk

Rollo Head / Robin Walker
Finsbury                                                    Date 26 August 2004
Tel +44 (0) 20 7251 3801                                    Page 1 of 41


               Unaudited 2004 second quarter and interim results

Contents                                                               Page

1.   Highlights                                                          2

2.   Chairman's statement                                                3

3.   Chief Executive's review                                            4

4.   Operating review                                                    6

5.   Financial review                                                   11

6.   Financial information in sterling under
     UK GAAP                                                            16

7.   Supplementalfinancialinformation in US
     dollars under US GAAP                                              34

8.   Reconciliation of financial information  in
     sterling under UK GAAP to financial
     information in US dollars under US GAAP                            40


Notes


1. The Group reports its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information and compares the first six months of 2004 with the first six months of 2003.

2. In this announcement, the term "underlying" indicates the amount has been adjusted for the effects of currency translation, acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this announcement are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out on pages 31 to 33 and in the Financial review.

3. Commentary on the second quarter results compares unaudited results for the 91 day period from 4 April 2004 to 3 July 2004 ("Q2 2004") with unaudited results for the 91 day period from 6 April 2003 to 5 July 2003 ("Q2 2003"). Commentary on the half-year interim results compares unaudited results for the 182 day period from 4 January 2004 to 3 July 2004 ("H1 2004") with unaudited results for the 186 day period from 1 January 2003 to 5 July 2003 ("H1 2003").

4. The financial information provided in this announcement has not been subject to audit or review by the auditors, except for the financial information under UK GAAP for H1 2004 and H1 2003 which has been reviewed by the auditors.

5. Around 65 per cent of the Group's businesses are based in the USA. Financial information has been translated at an average rate of '1=$1.81 for Q2 2004, compared with '1=$1.63 in Q2 2003, and at the average rate of '1=$1.82 in H1 2004, compared with '1=$1.61 in H1 2003, reflecting an 11.0 per cent and a 13.0 per cent reduction in the US dollar/sterling exchange rate respectively.


1. HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------------------
         Second Quarter                                                                                     Half-Year
------------------------------------------------------------------------------------------------------------------------------
     Q2 2004         Q2 2003                                                                         H1 2004          H1 2003
   GBP million     GBP million                                                                     GBP million      GBP million
------------------------------------------------------------------------------------------------------------------------------
                               Sales
     777.6            756.6         Continuing operations                                            1,541.7         1,551.1
       0.6             22.9         Discontinued operations                                              6.2            47.9
------------------------------                                                                  ------------------------------
     778.2            779.5                                                                          1,547.9         1,599.0
------------------------------------------------------------------------------------------------------------------------------
                               Operating profit before operating exceptional items and
                               goodwill amortisation* (continuing operations):
      52.6             46.9         Industrial & Automotive                                            101.1            97.8
      11.6             10.4         Air Systems Components                                              22.1            17.3
      17.8             18.2         Engineered & Construction Products                                  33.5            32.2
      (6.5)            (7.0)        Central costs                                                      (12.3)          (11.7)
------------------------------------------------------------------------------------------------------------------------------
      75.5             68.5    Operating profit before operating exceptional items and
                               goodwill amortisation*
                                    Continuing operations                                              144.4           135.6
         -              0.1         Discontinued operations                                              0.1             0.4
------------------------------------------------------------------------------------------------------------------------------
                               Group operating profit before operating exceptional items
      75.5             68.6    and goodwill amortisation*                                              144.5           136.0
------------------------------------------------------------------------------------------------------------------------------
      (4.2)           (10.0)   Operating exceptional items                                             (10.5)          (15.9)
------------------------------------------------------------------------------------------------------------------------------
      71.3             58.6    Operating profit before goodwill amortisation*                          134.0           120.1
------------------------------------------------------------------------------------------------------------------------------
      47.5             33.7    Profit before taxation                                                  101.4            94.7
------------------------------------------------------------------------------------------------------------------------------
                               Basic earnings per share before non-operating exceptional
      5.68p            4.79p   items and goodwill amortisation                                         10.44p           9.12p
------------------------------------------------------------------------------------------------------------------------------
      3.29p            1.75p   Basic earnings per share                                                 7.56p           6.03p
------------------------------------------------------------------------------------------------------------------------------
                               Interim dividend (pence per share)                                       4.83p           4.60p
------------------------------------------------------------------------------------------------------------------------------
  $1,361.4         $1,172.0    Net sales from continuing operations in US dollars under US          $2,724.1        $2,377.5
                               GAAP
------------------------------------------------------------------------------------------------------------------------------
                               Operating income from continuing operations in US dollars
    $134.4            $93.3    under US GAAP                                                          $249.9          $186.3
------------------------------------------------------------------------------------------------------------------------------
* See pages 31 to 33 and the Financial review


Comparing the first six months of 2004 and 2003:

- Strong progress with underlying sales increasing by 7.3 per cent and underlying operating profit ahead by 16.8 per cent.

- Reported sterling sales of GBP1,547.9 million were lower due to adverse currency translation effect of GBP140.0 million but reported operating profit, including associates, before goodwill amortisation rose 11.6 per cent to GBP134.0 million, despite the negative currency translation impact.

-    Basic earnings per share were ahead by 25.4 per cent.

-    Increase of interim dividend by 5.0 per cent to 4.83 pence.

- All three business groups reported double-digit margins, before operating exceptional items and goodwill amortisation.

- Group continuing operating margin before operating exceptional items and goodwill amortisation increased to 9.4 per cent from 8.7 per cent.

                                       2

James Nicol, Chief Executive Officer, commented:

"This is the year in which the work we have put in over the last three years has started to deliver improved results for Tomkins. I am particularly pleased that our focus on new product development and manufacturing excellence has enabled us to report double-digit operating margins, before operating exceptional items and goodwill amortisation, in each of our business groups and underlying organic sales growth of 7.3 per cent. Operating profit has improved despite the weakness of the US dollar and rising material costs. Although the environment of cost increases looks set to continue, our firm focus should enable the Group to maintain strong operating performance for the balance of the year."

David Newlands, Chairman, commented:

"The hoped-for improvements in our markets combined with the benefits of our restructuring programme and efficiency measures are feeding through into a better performance. The results for the half-year demonstrate our ability to make tangible progress, even when confronted with sharply increasing raw material costs and the adverse translation effect of a weaker US dollar. In light of the strength in our major markets, the improving operating performance and the strong financial position of the Group, the Board has declared an increased interim dividend of 4.83 pence. Assuming no further US dollar weakness, the outcome for 2004 as a whole is likely to remain within current market expectations."


2. CHAIRMAN'S STATEMENT

Summary of first half results In the first half of 2004, underlying sales rose by 7.3 per cent and underlying operating profit was ahead by 16.8 per cent. Reported sales of GBP1,547.9 million (H1 2003: GBP1,599.0 million) were lower by
3.2 per cent, impacted by an adverse currency translation effect of GBP140.0 million due to the weaker US dollar. Operating profit (before operating exceptional items and goodwill amortisation) rose 6.3 per cent to GBP144.5 million (H1 2003: GBP136.0 million) despite a negative currency translation effect of GBP14.0 million, and operating profit including associates before goodwill amortisation was ahead by 11.6 per cent.

Underlying sales in Industrial & Automotive grew by 6.7 per cent and underlying operating profit was ahead by 10.4 per cent, driven by a combination of strong industrial markets and new product introductions. Air Systems Components produced another solid performance, increasing margins to 10.5 per cent, reflecting the continued strength of the US residential construction market. In Engineered & Construction Products, underlying sales and operating profit from continuing operations were ahead by 11.5 per cent and 18.0 per cent respectively, with a very strong sales performance by our wheels and axles business, Dexter, in the industrial and utility trailer market.

Operating exceptional items before taxation amounted to GBP10.5 million (H1 2003: GBP15.9 million). Non-operating exceptional charges of GBP19.7 million (H1 2003: GBP18.4 million) were incurred in the period. Further details of these items are set out in the Financial review.

The net interest charge in the first half was GBP6.8 million (H1 2003: GBP1.9 million) and profit before taxation totalled GBP101.4 million (H1 2003: GBP94.7 million).

Basic earnings per share for the first half before non-operating exceptional items and goodwill amortisation were 10.44 pence (H1 2003: 9.12 pence), an increase of 14.5 per cent. Basic earnings per share increased by 25.4 per cent to 7.56 pence (H1 2003: 6.03 pence).

Dividend

In light of the strength in our major markets, the improving operating performance and the strong financial position of the Group, the Board has declared an interim dividend of 4.83 pence per share, representing an increase of 5.0 per cent. The interim dividend will be paid on 12 November 2004 to shareholders on the register on 15 October 2004. Shareholders may elect to use the Dividend Reinvestment Plan ("DRIP") to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 22 October 2004.

Outlook

The results for the half-year demonstrate our ability to make tangible progress, even when confronted with sharply increasing raw material costs and the adverse translation effect of a weaker US dollar. The positive trends seen in the first half in many of our markets seem set to continue for the remainder of the year and although raw material cost increases will have a more significant impact in the second half, we remain confident that we will continue to see improvement in Tomkins underlying performance for the year as a whole.

                                       3

3.   CHIEF EXECUTIVE'S REVIEW

This is the year in which the actions taken over the last three years to reposition our businesses and to improve operational efficiency start to deliver the anticipated improvement. The effort put into developing an entrepreneurial culture has begun to reap rewards in terms of product and process innovation, which will underpin our platform for further growth in value.

Significant progress has been made in developing the three areas where we see the greatest potential for long-term growth in value, namely the automotive powertrain, the industrial and automotive aftermarket and Air Systems Components.

Automotive powertrain

We are developing a significant presence in the global automotive powertrain market through our Gates and Stackpole businesses. We are investing C$144 million (GBP59 million) over three years to establish two new world-class facilities in Canada as well as extending an existing facility. This capacity expansion is required to meet the production requirements of already booked business and to service the rapidly growing demand for powertrain products being outsourced by automotive Original Equipment Manufacturers ("OEMs").

Since we acquired Stackpole in June 2003, another C$60 million (GBP25 million) of additional business has been booked and going forward, we expect sales to double by the end of 2008. Within this booked business we have seen a range of components and modules being outsourced for the first time. Elsewhere in
Powertrain,   we   have   been   progressing   the   commercialisation   of  our
Electro-mechanical  Drive(TM)  system  ("EMD") and our GEM 10(R)   front-end
accessory drive module. The EMD has gone into production with Peugeot-CitroEn and we are pursuing several other opportunities. We have also been awarded our
first  prototype  order for the GEM  10(R)   module.  Discussions  and further
evaluations are ongoing with several automotive OEMs around the world.

Industrial and automotive aftermarket We are building on our existing strength and reputation in the industrial and automotive aftermarket. Our extensive distribution network is being leveraged to increase sales of new products from around the Group as well as those manufactured by third parties. Gates' new range of oil transmission cooler lines received a strong reception from the market in June, as did its new FleetRunner(TM) belts, aimed at the heavy-duty truck market. Tensioner kits continued to show strong growth and the Trico beam blade and new line of coloured wipers have both been met with strong interest. Our reputation as the value leader in industrial drive belts was recently confirmed in an independent poll of plant maintenance and purchasing managers; Gates' industrial belts were recognised as delivering the best combination of functionality, durability and low maintenance, adding up to the lowest estimated lifecycle cost.

During the period our global sales to the industrial and automotive aftermarket grew by 4.8 per cent. We experienced the fastest growth in the developing regions of the world, with Asia up 16.4 per cent and South America ahead by 14.9 per cent. In North America and Europe growth was 4.0 per cent and 1.5 per cent respectively with strong sales in the industrial sector mitigating weakness in the automotive sector, due in part to reduced sales of traditional automotive products, which we believe is the result of an over stock position of some of our customers. We did however experience growth in the automotive aftermarket in Asia, which was up by 19.0 per cent, with growth in China achieving 29.4 per cent.

Air Systems Components

We continue to rationalise our manufacturing base in Air Systems Components to provide a lean and competitive foundation to respond to the eventual return to growth of the industrial and commercial construction market sector. We are also building on our leading market position in the US. The expected continuation of demand for homes in the US is increasing our emphasis on further expanding the residential product range. We continue to seek bolt-on acquisitions to build the product range and to extend the geographical reach of the business in the US and other growth areas of the world.

Expanding our global position

Our focus on global expansion is twofold. First, we are securing positions of strength in those geographic markets which we believe will demonstrate strong, sustainable growth in years to come. Secondly, we are using low-cost jurisdictions as locations for manufacturing and as a source of competitively priced raw materials and components. China, as a major automotive market, is a good example of both. With a market share of 24 per cent, we currently lead the Chinese market for transmission belts, servicing the rapidly growing original equipment market as well as the aftermarket. All products are supplied from a local Chinese manufacturing base and a project to expand our production capacity to meet increased demand is progressing as planned. Several of our other businesses are seeking to expand geographically: Stant has commenced construction on a new facility in the Czech Republic; Wiper Systems has an agreement in place to supply motors out of China for the Australian market; and, Ruskin has established its own manufacturing facility in Mexico. Our Power Transmission and Fluid Power businesses in India are also showing significant growth in this rapidly expanding economy.

                                       4

Achieving manufacturing excellence

In an increasingly competitive marketplace, we intend to be the lowest cost manufacturer of quality products through excellence in manufacturing. Our extensive programme of Strategic Manufacturing Initiatives, which address the location of manufacturing activities, is coming to a close. Currently 19 per cent of our production facilities are located in low-cost areas. Projects undertaken in the first half include the closure of Hart & Cooley's Monessen facility and the closure of Fluid Systems' Monroe plant with production being transferred to Altavista (VA) and China. The Group-wide implementation of lean manufacturing has progressed well over the first half, generating savings of GBP11.0 million.

Manufacturing input costs

The total annual expenditure of the Group for raw materials and component parts is of the order of $1.7 billion (GBP930 million). Adverse movements in commodity prices have been a major feature of the economic environment so far this year. In the first half we have experienced cost increases in a number of our raw material categories such as metals and chemicals. The net cost absorbed by the Group in the first half was around $12.7 million (GBP7 million), after taking account of the benefit of achieved selling price increases. As evidenced by the improvement in the operating margins, the net increase in cost has been mitigated by initiatives to achieve cost savings on other purchased materials, by manufacturing efficiencies and by the operational gearing effect of higher volumes.

The net effect of rising input costs is expected to be greater in the second half of the year. Wherever possible we endeavour to pass on these increased costs through higher selling prices although our success in recovering cost increases varies across our markets. We have a number of continuing initiatives to achieve further cost savings, which together with the benefit of selling price increases and the operational gearing effect should largely mitigate the net cost to the Group in the second half.

                                       5



4. OPERATING REVIEW

Industrial & Automotive
------------------------------------------------------------------------------------------------------------------------------
Unaudited                                      Q2 2004               Q2 2003             H1 2004              H1 2003
                                              GBP million          GBP million         GBP million           GBP million
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Sales
------------------------------------------------------------------------------------------------------------------------------
 Powertrain                                      238.1               214.6                474.0                433.2
------------------------------------------------------------------------------------------------------------------------------
 Fluid Power                                      85.1                77.4                165.7                159.7
------------------------------------------------------------------------------------------------------------------------------
 Wiper Systems                                    62.8                65.5                133.7                145.1
------------------------------------------------------------------------------------------------------------------------------
 Fluid Systems                                    59.2                51.0                121.0                106.6
------------------------------------------------------------------------------------------------------------------------------
 Other                                            52.4                69.4                110.0                145.7
------------------------------------------------------------------------------------------------------------------------------
Total sales                                      497.6               477.9              1,004.4                990.3
------------------------------------------------------------------------------------------------------------------------------
Operating profit (1)                              52.6                46.9                101.1                 97.8
------------------------------------------------------------------------------------------------------------------------------
Operating margin (1)                              10.6%                9.8%                10.1%                 9.9%
------------------------------------------------------------------------------------------------------------------------------
Average net operating assets (2)                                                          784.1                779.4
------------------------------------------------------------------------------------------------------------------------------
Return on average net operating assets (1) (3)                                             25.8%                25.1%
------------------------------------------------------------------------------------------------------------------------------
Return on invested capital (3) (4)                                                          8.2%                 8.5%
------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                                                        63.2                 51.8
------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                               40.4                 43.0
------------------------------------------------------------------------------------------------------------------------------
Employees (number)                                                                       23,537               24,012
------------------------------------------------------------------------------------------------------------------------------


(1) Before operating exceptional items and goodwill amortisation (see pages 31 to 33 and the Financial review)

(2)  Excluding goodwill

(3)  Annualised

(4) Return on invested capital is calculated taking operating profit before operating exceptional items and goodwill amortisation and after tax, based on invested capital including gross goodwill

Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Powertrain (which comprises Power Transmission and Stackpole), Fluid Power, Wiper Systems and Fluid Systems, selling to original equipment manufacturers and the replacement markets throughout the world. In addition, the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stackpole, Stant, Schrader and Trico.

In the first half of 2004,  automotive  production  in North America and Western
Europe was in line with last year. US industrial production was 4.0 per cent higher over the half-year compared to June 2003. By contrast, the Industrial & Automotive group's underlying sales rose by 6.7 per cent and underlying operating profit was 10.4 per cent ahead. Margins increased to 10.1 per cent (H1 2003: 9.9 per cent) demonstrating the business group's success at passing on increased raw material costs and the benefits of the restructuring programme.

Powertrain

-    Sales: H1 2004 GBP474.0m; H1 2003 GBP433.2m
-    Underlying sales increased by 3.3 per cent
-    Underlying operating profits increased by 0.9 per cent

Power Transmission's results were characterised by a stronger second quarter following on from some weakness in the first three months. Worldwide automotive OEM sales were mixed with good performances in Europe, South America and Asia, offset slightly by lower North American sales resulting in an overall increase of 3.9 per cent. Global sales to the automotive aftermarket were ahead by 2.6 per cent. There was good automotive replacement demand for tensioners and kits in Europe, and new product introductions such as the FleetRunner(TM) heavy duty range received a strong initial response. Sales to the industrial aftermarkets were strong (ahead by 6.9 per cent), with oilfield services in North America and the agricultural sector in South America, particularly driving demand.

New business  awards in the period  included the first  prototype  order for our
GEM10(R)   module. We are also working on further EMD opportunities which will use a Gates-designed mechanical asymmetrical damped tensioner, high load idler and Micro-V(R) belt.

In Powertrain strong operating performance continued at Stackpole's Engineered Products and Carrier Systems divisions, although sales were flat overall due to some volume weakness and unfavourable product mix. Operating margins were 11.3 per cent before charging against revenue start-up costs of C$2.7 million (GBP1.1 million) associated with the new facilities. The development of the new facilities is on target with the Powdered Metal Components facility already in production and the Carrier Systems facility due to start production this autumn. New business worth approximately C$44 million (GBP18 million) was booked in the first half and Stackpole is currently evaluating growth opportunities in China in conjunction with OEM localisation of engine and transmission production.

                                       6

Fluid Power

-    Sales: H1 2004 GBP165.7m; H1 2003 GBP159.7m
-    Underlying sales increased by 14.9 per cent
-    Underlying operating profits increased by 63.2 per cent

Fluid Power made significant progress in the first half driven by the strong industrial markets, particularly in North America. Sales to the agricultural and construction equipment markets increased markedly as OEMs ramped up production to meet buoyant end-market demand. Global sales to OEMs in the industrial markets were ahead by 21.1 per cent with all major customers experiencing strong end-market demand. Global sales of Fluid Power products to the industrial aftermarket were up by 16.6 per cent, with North America ahead by 20.6 per cent as distributors replenished depleted stocks of replacement parts. Fluid Power sales to the automotive markets exhibited slower growth with sales to automotive manufacturers ahead by 4.4 per cent and the automotive aftermarket up by 4.5 per cent. Measures taken to increase manufacturing efficiency over the past three years contributed significantly to the strong increase in operating profit.

Wiper Systems

-    Sales: H1 2004 GBP133.7m; H1 2003 GBP145.1m
-    Underlying sales increased by 0.9 per cent
- Underlying operating profits decreased by 29.9 per cent (excluding one-off dispute costs, underlying operating profit was lower by 3.0 per cent)

Wiper Systems' markets were weaker, with lower European and North American aftermarket and Original Equipment Service sales offset by higher OEM volumes in South America and Australia. During the first half Tridon incurred a one-off dispute settlement cost amounting to GBP1.8 million. Excluding this cost, underlying operating profits were down by 3.0 per cent as margins were affected by sales mix, price reductions in the US automotive OEM market and higher raw material costs. Wiper Systems continued to develop its business internationally through a supply agreement with Johnson Electric to source motors from China. It is also locating a site in China from which it will be able to supply the Asian OEMs and the aftermarket.

Fluid Systems

-    Sales: H1 2004 GBP121.0m; H1 2003 GBP106.6m
-    Underlying sales increased by 23.1 per cent
-    Underlying operating profits increased by 40.8 per cent

The Automotive Fluid Systems group produced excellent results. Schrader Electronics' sales more than doubled compared to H1 2003, driven by strong order for Remote Tyre Pressure Monitoring Systems. The current delay to the Tread Act ruling will defer the commencement dates of some of the awarded business leading to a slower rate of growth in the second half. Economies of scale from the higher levels of purchasing and production reduced unit costs in the period. Substantial future European and North American business, amounting to $45 million (GBP25 million) was also awarded during the period.

Stant delivered a strong performance, driven in part by volumes from its new Ford quick-on fuel cap as well as new fuel cap business with General Motors. Product development is directed to responding to environmental regulations relating to fuel economy and fuel emissions. New products include Carbon Canisters and the Evaporative Systems Integrity Monitor which will go into production in March 2005, both of which reduce emissions. Construction has begun on a new facility in Karvina in the Czech Republic.

Our  new   Schrader-Bridgeport   joint  venture  in  China  is  progressing  and
manufacture of tubeless tyre valves in the new Chinese facility is expected to commence in 2005.

Other Industrial & Automotive sales

-    Sales: H1 2004 GBP110.0m; H1 2003 GBP145.7m
-    Underlying sales increased by 0.7 per cent

                                       7

Following the disposal of our Formed-Fibre Business in 2003, this business comprises primarily Ideal, which has a leading market position in hose clamps, and Plews/Edelmann, which manufactures and sells a number of automotive aftermarket accessories. There has been significant business development at Ideal with a number of new business awards being secured. The launch of the new T-bolt clamp has been particularly encouraging and efforts to develop markets overseas are starting to bear fruit. Plews successfully completed the closure of its Muskogee (OK) facility and the transfer of production to Dixon (IL), while building on its power steering aftermarket business.



Air Systems Components
------------------------------------------------------------------------------------------------------------------------------
Unaudited                                        Q2 2004             Q2 2003              H1 2004              H1 2003
                                               GBP million         GBP million         GBP million          GBP million
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Sales                                             109.5               111.5               211.4                227.3
------------------------------------------------------------------------------------------------------------------------------
Operating profit (1)                               11.6                10.4                22.1                 17.3
------------------------------------------------------------------------------------------------------------------------------
Operating margin (1)                              10.6%                9.3%               10.5%                 7.6%
------------------------------------------------------------------------------------------------------------------------------
Average net operating assets (2)                                                          102.1                126.9
------------------------------------------------------------------------------------------------------------------------------
Return on average net operating assets (1) (3)                                             43.3%                27.3%
------------------------------------------------------------------------------------------------------------------------------
Return on invested capital (3) (4)                                                          9.6%                 6.9%
------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                                                         3.7                  4.3
------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                                7.4                  8.3
------------------------------------------------------------------------------------------------------------------------------
Employees (number)                                                                        6,437                6,513
------------------------------------------------------------------------------------------------------------------------------

(1) Before operating exceptional items and goodwill amortisation (see pages 31 to 33 and the Financial review)

(2)  Excluding goodwill

(3)  Annualised

(4) Return on invested capital is calculated taking operating profit before operating exceptional items and goodwill amortisation and after tax, based on invested capital including gross goodwill

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning ("HVAC") market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

Air Systems Components ("ASC") produced a strong first half performance with underlying sales ahead by 4.4 per cent and underlying operating profit up by
44.4 per cent. The impact of rising raw material costs, especially steel, was partly mitigated by a combination of sales price increases, group purchasing initiatives and cost containment efforts. Overall margins increased to 10.5 per cent (H1 2003: 7.6 per cent), driven in part by the elimination of the one-off costs which arose in the first quarter of 2003.

The US non-residential construction market was lower by 4.4 per cent in square footage terms compared to H1 2003. However, the rate of decline of this market has been slowing over the course of the year. Vacancy rates remain high but they are starting to improve and this is giving rise to increased rental rates, which will eventually lead to an increase in building activity. Dodge is forecasting the non-residential construction market to be up 1.5 per cent for 2004 as a whole, and to improve by 5.0 per cent in 2005. Quoting activity remains favourable and in particular there are signs of improvement within commercial construction, one of our most important markets. Some significant new business has been gained during the first half, including contracts for Titus products in the new PricewaterhouseCooper's building in New York City and in the new University of Virginia Arena building. Ruskin is supplying industrial dampers for a Vietnamese power plant and louvres for the Biosquare research building at Boston University.

The US residential construction market continued to rise, with housing starts up
11.2 per cent in the first half and completions ahead by 9.7 per cent. Market share gains by Hart & Cooley were reflective of the strength of the brand in the residential market.

The development of new products continued with the Titus fan box, Hart & Cooley's spiral diffusers and the Ruskin airflow measuring stations being brought to market. ASC also made increasing use of its sophisticated research facilities and airflow modelling technology to help its end-customers tailor air handling components for their varied construction projects.

                                       8


Engineered & Construction Products
------------------------------------------------------------------------------------------------------------------------------
Unaudited                                         Q2 2004             Q2 2003             H1 2004              H1 2003
                                                GBP million          GBP million        GBP million          GBP million
------------------------------------------------------------------------------------------------------------------------------
Sales
------------------------------------------------------------------------------------------------------------------------------
 Lasco                                              56.4                59.1               107.3                118.6
------------------------------------------------------------------------------------------------------------------------------
 Philips Doors & Windows                            38.5                38.2                71.2                 73.3
------------------------------------------------------------------------------------------------------------------------------
 Material Handling                                  23.1                24.9                43.8                 49.3
------------------------------------------------------------------------------------------------------------------------------
 Dexter Wheels & Axles                              52.5                45.0               103.6                 92.3
------------------------------------------------------------------------------------------------------------------------------
 Continuing operations                             170.5               167.2               325.9                333.5
------------------------------------------------------------------------------------------------------------------------------
 Discontinued operations(1)                          0.6                22.9                 6.2                 47.9
------------------------------------------------------------------------------------------------------------------------------
Total sales                                        171.1               190.1               332.1                381.4
------------------------------------------------------------------------------------------------------------------------------
Operating profit (2)                                17.8                18.3                33.6                 32.6
------------------------------------------------------------------------------------------------------------------------------
Operating margin (2)                                10.4%                9.6%               10.1%                 8.5%
------------------------------------------------------------------------------------------------------------------------------
Operating profit excluding discontinued
operations (2)                                      17.8                18.2                33.5                 32.2
------------------------------------------------------------------------------------------------------------------------------
Operating margin excluding discontinued
operations (2)                                      10.4%               10.9%               10.3%                 9.7%
------------------------------------------------------------------------------------------------------------------------------
Average net operating assets (3)                                                           132.7                194.6
------------------------------------------------------------------------------------------------------------------------------
Return on average net operating assets (2) (4)                                              50.6%                33.5%
------------------------------------------------------------------------------------------------------------------------------
Return on invested capital (4) (5)                                                          17.5%                12.4%
------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                                                                          6.2                 10.9
------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                                 8.0                 12.9
------------------------------------------------------------------------------------------------------------------------------
Employees (number)                                                                         7,050                9,511
------------------------------------------------------------------------------------------------------------------------------


(1) Discontinued operations refer to the Valves, Taps & Mixers business, the exit of which was completed in January 2004

(2) Before operating exceptional items and goodwill amortisation (see pages 31 to 33 and the Financial review)

(3)  Excluding goodwill

(4)  Annualised

(5) Return on invested capital is calculated taking operating profit before operating exceptional items and goodwill amortisation and after tax, based on invested capital including gross goodwill

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

In the first half of the year continuing underlying sales in Engineered & Construction Products were up by 11.5 per cent and continuing underlying operating profit was ahead by 18.0 per cent.

Lasco

-    Sales: H1 2004 GBP107.3m; H1 2003 GBP118.6m
-    Underlying sales increased by 2.1 per cent

The increase in the underlying sales was due to an encouraging return to growth at Fittings. Bathware sales were flat compared with H1 2003, due to a later than expected start to the Home Depot contract. Improvement in operating profit was also due to Fittings where sales price increases were achieved in pressure, drain, waste and vent products. In Bathware, despite selling price increases, higher resin and gel-coat costs affected profitability in the first half, however the new Home Depot business will contribute in the second half of 2004. New product development activities at Bathware continue to gain momentum. An acrylic modular shower, incorporating a body shower, steam unit and seat was successfully introduced at the Kitchen and Bath Show and production will start in the first quarter of 2005. With a view to improving manufacturing efficiency, Bathware is installing robotics in its Moapa (NV) plant and has plans to extend this to a further four facilities. It has also commenced sourcing of jetted tub motors from China.

In Fittings, production levels increased in the first half, driven by improvements in the residential irrigation, pool and spa and international golf course irrigation markets. Sales to a new buying-group customer also helped improve operating performance. New product introductions included a condensation trap for the HVAC market and Turf Swivel Joints.

                                       9

Philips Doors & Windows

-    Sales: H1 2004 GBP71.2m; H1 2003 GBP73.3m
-    Underlying sales increased by 9.7 per cent

The  underlying  sales  increase  was  due  to  a  slight   improvement  in  the
manufactured housing market and continuing strength in residential and recreational vehicles. Good cost management together with the benefit of last year's closure of the Charlotte (MI) plant, helped improve margins.

Material Handling

-    Sales: H1 2004 GBP43.8m; H1 2003 GBP49.3m
-    Underlying sales increased by 7.6 per cent

Improving order intake at Dearborn Mid-West, particularly in the automotive sector, helped improve underlying sales. The order book in the business has recovered steadily and there has been some improvement in contract margins, enabling Dearborn Mid-West to continue to contribute to the overall profit of the business group. On 1 June 2004, we sold Mayfran International Inc.

Dexter Wheels & Axles

-    Sales: H1 2004 GBP103.6m; H1 2003 GBP92.3m
-    Underlying sales increased by 26.8 per cent

All markets contributed to the underlying increase in sales at Dexter, with particular strength in the industrial and utility trailer market. Significant increases in steel prices led to higher selling prices but going forward, margins will be affected by the high level of raw material prices generally. At the beginning of June, we exited the small steel wheels & rims business.

                                       10

5.   FINANCIAL REVIEW

Financial results

The tables presented below explain for the business groups and the Group as a whole, the effect of currency translation, acquisitions, discontinued activities and restructuring charges for the period.

A: Three months ended 3 July 2004 (unaudited)


-------------------------------------------------------------------------------------------------------------------------------
Group                                                                                                        GBP million
-------------------------------------------------------------------------------------------------------------------------------
                                               (1)Operating
                                               profit before
                                               operating            (1)Operating
                                               exceptional          profit before      Operating        (1)Operating profit
                                               items and              operating       exceptional         after operating
                                  Sales        central costs      exceptional items      items           exceptional items
                           -----------------------------------------------------------------------------------------------------
                                        Change            Change          Change            Change                      Change
                           -----------------------------------------------------------------------------------------------------
Q2 2003                        779.5              75.6             68.6            (10.0)                       58.6
Exchange rate effect           (63.2)             (6.9)            (6.8)              0.3             (6.5)
Disposals                      (34.5)             (1.2)            (1.2)                -             (1.2)
                            ----------         ---------         ---------        ---------
                               681.8              67.5             60.6             (9.7)
Acquisitions                    25.7    3.8%       2.1     3.1%     2.1      3.5%      -        -      2.1
Restructuring charges              -      -          -       -        -        -     5.5     56.7%     5.5
Underlying change               70.7   10.4%      12.4    18.4%    12.8     21.1%      -        -     12.8
                                                                                                      --------
                                                                                                                 12.7   21.7%
-------------------------------------------------------------------------------------------------------------------------------
Q2 2004                        778.2              82.0             75.5             (4.2)                        71.3
-------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive                                                                                      GBP million
-------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before                                (1)Operating profit
                                                         operating                 Operating          after operating
                                                         exceptional items     exceptional items      exceptional items
                           -----------------------------------------------------------------------------------------------------
                                            Change               Change                Change                          Change
                           -----------------------------------------------------------------------------------------------------
Q2 2003                           477.9                   46.9                  (2.9)                           44.0
Exchange rate effect              (37.3)                  (4.0)                  0.2                  (3.8)
Disposals                          (7.9)                  (1.0)                    -                  (1.0)
                                ----------              ---------             ---------
                                  432.7                   41.9                 (2.7)
Acquisitions                       25.7        5.9%        2.1       5.0%         -          -         2.1
Restructuring charges                 -          -           -         -       (0.7)     (25.9)%      (0.7)
Underlying change                  39.2        9.1%        8.6      20.5%         -          -         8.6
                                                                                                      --------

                                                                                                               5.2     11.8%
---------------------------------------------------------------------------------------------------------------------------------
Q2 2004                           497.6                  52.6                 (3.4)                           49.2
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
Air Systems Components                                                                                       GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before                                (1)Operating profit after
                                                         operating                 Operating          operating exceptional
                                                         exceptional items     exceptional items      items
                           ------------------------------------------------------------------------------------------------------
                                            Change               Change                Change                          Change
                           ------------------------------------------------------------------------------------------------------
Q2 2003                           111.5                   10.4                 (0.9)                            9.5
Exchange rate effect              (10.3)                  (1.1)                  0.1                  (1.0)
                               ----------                -------               -------
                                  101.2                    9.3                 (0.8)
Restructuring charges                 -           -          -         -        0.8      100.0%        0.8
Underlying change                   8.3         8.2%       2.3      24.7%         -          -         2.3
                                                                                                      -------
                                                                                                                 2.1      22.1%
---------------------------------------------------------------------------------------------------------------------------------
Q2 2004                           109.5                   11.6                    -                             11.6
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
Engineered & Construction Products (Continuing operations)                                                    GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                        Sales              (1)Operating
                                                           profit before
                                                           operating                                  (1)Operating profit after
                                                           exceptional              Operating         operating exceptional
                                                           items                exceptional items     items
                           -----------------------------------------------------------------------------------------------------
                                             Change                Change                Change                         Change
                           -----------------------------------------------------------------------------------------------------
Q2 2003                             167.2                   18.2                     -                          18.2
Exchange rate effect                (16.0)                  (1.8)                    -                 (1.8)
Disposals                            (3.9)                  (0.1)                    -                 (0.1)
                                 ----------                -------              --------
                                    147.3                  16.3                      -
Restructuring charges                   -         -           -        -          (0.8)     -          (0.8)
Underlying change                    23.2      15.8%        1.5      9.2%            -      -           1.5
                                                                                                      --------
                                                                                                                 (1.2)    (6.6)%
---------------------------------------------------------------------------------------------------------------------------------
Q2 2004                             170.5                  17.8                   (0.8)                          17.0
---------------------------------------------------------------------------------------------------------------------------------
(1) Before goodwill amortisation
-------------------------------------------------------------------------------------------------------------------------------

                                       11

Engineered & Construction Products (Discontinued operations)                                                GBP million
-------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before            Operating         (1)Operating profit after
                                                         operating               exceptional        operating exceptional
                                                         exceptional items          items           items
                           -----------------------------------------------------------------------------------------------------
                                            Change               Change                Change                         Change
                           -----------------------------------------------------------------------------------------------------
Q2 2003                            22.9                   0.1                 (6.2)                          (6.1)
Exchange rate effect                0.4                     -                    -                    -
Disposals                         (22.7)                 (0.1)                   -                 (0.1)
                               ----------                -------               -------
                                    0.6                     -                 (6.2)
Restructuring charges                 -      -              -      -           6.2   100.0%         6.2
                                                                                                    --------
                                                                                                                6.1    100.0%
---------------------------------------------------------------------------------------------------------------------------------
Q2 2004                             0.6                     -                    -                             -
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
Central Costs                                                                                                  GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (1)Operating profit
                                                                                                           before and after
                                                                                                        operating exceptional
                                                                                                                items
                                                                                                      ---------------------------
                                                                                                                        Change
                                                                                                      ---------------------------
Q2 2003                                                                                                          (7.0)
Exchange rate effect                                                                                     0.1
Underlying change                                                                                        0.4
                                                                                                      --------
                                                                                                                  0.5      7.1%
---------------------------------------------------------------------------------------------------------------------------------
Q2 2004                                                                                                          (6.5)
---------------------------------------------------------------------------------------------------------------------------------


B: Six months ended 3 July 2004 (unaudited)

---------------------------------------------------------------------------------------------------------------------------------
Group                                                                                                        GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                               (1)Operating
                                               profit before
                                               operating            (1)Operating
                                               exceptional          profit before      Operating        (1)Operating profit
                                               items and              operating       exceptional         after operating
                                  Sales        central costs      exceptional items      items           exceptional items
                           -----------------------------------------------------------------------------------------------------
                                        Change            Change          Change            Change                      Change
                           -----------------------------------------------------------------------------------------------------
H1 2003                      1,599.0            147.7           136.0            (15.9)                      120.1
Exchange rate effect          (140.0)           (14.3)          (14.0)             0.6            (13.4)
Disposals                      (69.6)            (2.5)           (2.5)               -             (2.5)
                            ----------         ---------        -------         -------
                             1,389.4            130.9           119.5            (15.3)
Acquisitions                    56.7    4.1%      4.9     3.7%    4.9      4.1%      -       -      4.9
Restructuring charges              -      -         -       -       -        -     4.8    31.4%     4.8
Underlying change              101.8    7.3%     21.0    16.0%   20.1     16.8%      -     -        20.1
                                                                                                  --------
                                                                                                                 13.9   11.6%
---------------------------------------------------------------------------------------------------------------------------------
H1 2004                      1,547.9            156.8           144.5            (10.5)                      134.0
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive                                                                                     GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before                                (1)Operating profit
                                                         operating                 Operating          after operating
                                                         exceptional items     exceptional items      exceptional items
                           -----------------------------------------------------------------------------------------------------
                                            Change               Change                Change                          Change
                           -----------------------------------------------------------------------------------------------------
H1 2003                           990.3                  97.8                 (4.5)                           93.3
Exchange rate effect              (79.1)                  (8.7)                  0.3                  (8.4)
Disposals                         (22.9)                  (2.0)                    -                  (2.0)
                               ----------                -------               -------
                                  888.3                  87.1                 (4.2)
Acquisitions                       56.7        6.4%       4.9       5.6%         -          -          4.9
Restructuring charges                 -          -          -         -       (4.6)      109.5%       (4.6)
Underlying change                  59.4        6.7%       9.1      10.4%         -           -         9.1
                                                                                                      -------
                                                                                                                (1.0)    (1.1)%
---------------------------------------------------------------------------------------------------------------------------------
H1 2004                         1,004.4                 101.1                 (8.8)                           92.3
---------------------------------------------------------------------------------------------------------------------------------
(1) Before goodwill amortisation

                                       12


---------------------------------------------------------------------------------------------------------------------------------
Air Systems Components                                                                                   GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before                                (1)Operating profit after
                                                         operating                 Operating          operating exceptional
                                                         exceptional items     exceptional items      items
                           -----------------------------------------------------------------------------------------------------
                                            Change               Change                Change                          Change
                           -----------------------------------------------------------------------------------------------------
H1 2003                           227.3                  17.3                   (2.3)                           15.0
Exchange rate effect              (24.8)                 (2.0)                   0.3                  (1.7)
                               ----------                -------               -------
                                  202.5                  15.3                   (2.0)
Restructuring charges                 -          -          -         -          2.0      100.0%       2.0
Underlying change                   8.9        4.4%       6.8      44.4%           -          -        6.8
                                                                                                      -------
                                                                                                                 7.1     47.3%
---------------------------------------------------------------------------------------------------------------------------------
H1 2004                           211.4                  22.1                      -                            22.1
---------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
Engineered & Construction Products (Continuing operations)                                                         GBP million
-------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before            Operating         (1)Operating profit after
                                                         operating               exceptional        operating exceptional
                                                         exceptional items          items           items
                           -----------------------------------------------------------------------------------------------------
                                            Change               Change                Change                         Change
                           -----------------------------------------------------------------------------------------------------

H1 2003                           333.5                   32.2                     -                         32.2
Exchange rate effect              (37.2)                  (3.7)                    -                 (3.7)
Disposals                          (3.9)                  (0.1)                    -                 (0.1)
                               ----------                -------               -------
                                  292.4                   28.4                     -
Restructuring charges                 -          -           -         -        (1.7)       -        (1.7)
Underlying change                  33.5       11.5%        5.1      18.0%          -        -         5.1
                                                                                                   --------
                                                                                                              (0.4)    (1.2)%
---------------------------------------------------------------------------------------------------------------------------------
H1 2004                           325.9                   33.5                  (1.7)                         31.8
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Engineered & Construction Products (Discontinued operations)                                              GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                       Sales             (1)Operating
                                                         profit before            Operating         (1)Operating profit after
                                                         operating               exceptional        operating exceptional
                                                         exceptional items          items           items
                           -----------------------------------------------------------------------------------------------------
                                            Change               Change                Change                         Change
                           -----------------------------------------------------------------------------------------------------
H1 2003                            47.9                   0.4                  (9.1)                          (8.7)
Exchange rate effect                1.1                   0.1                     -                   0.1
Disposals                         (42.8)                 (0.4)                    -                  (0.4)
                               ----------                -------               -------
                                    6.2                   0.1                 (9.1)
Restructuring charges                 -        -            -       -          9.1     100.0%         9.1
                                                                                                    --------
                                                                                                                8.8    101.1%
---------------------------------------------------------------------------------------------------------------------------------
H1 2004                             6.2                   0.1                    -                              0.1
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
Central Costs                                                                                                  GBP million
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (1)Operating profit
                                                                                                           before and after
                                                                                                        operating exceptional
                                                                                                                items
                                                                                                      ---------------------------
                                                                                                                        Change
                                                                                                      ---------------------------
H1 2003                                                                                                         (11.7)
Exchange rate effect                                                                                     0.3
Underlying change                                                                                       (0.9)
                                                                                                      --------
                                                                                                                 (0.6)    (5.1)%
---------------------------------------------------------------------------------------------------------------------------------
H1 2004                                                                                                         (12.3)
---------------------------------------------------------------------------------------------------------------------------------
(1) Before goodwill amortisation

Around 65 per cent of the Group's businesses are based in the USA. Financial information has been translated at an average rate of GBP1=$1.81 for Q2 2004, compared with GBP1=$1.63 in Q2 2003, and at the average rate of GBP1=$1.82 in H1 2004, compared with GBP1=$1.61 in H1 2003, reflecting an 11.0 per cent and 13.0 per cent reduction in the US dollar/sterling exchange rate respectively.

As a consequence, sales and operating profit before goodwill amortisation and operating exceptional items for Q2 2003 restated at the average exchange rate in Q2 2004 would have been lower by GBP63.2 million and GBP6.8 million respectively. Sales and operating profit before goodwill amortisation and operating exceptional items for H1 2003 restated at the average exchange rate in H1 2004 would have been lower by GBP140.0 million and GBP14.0 million respectively.

                                       13

Margins

Overall the Group's operating margin before operating exceptional items and goodwill amortisation for Q2 2004 was 9.7 per cent (Q2 2003: 8.8 per cent). The Group's operating margin before operating exceptional items and goodwill amortisation for H1 2004 was 9.3 per cent (H1 2003: 8.5 per cent).

Operating exceptional items

Operating  exceptional items are separately  disclosed in notes 1b and 2b to the
UK GAAP financial information. These are costs relating to strategic manufacturing initiatives, which are charged in arriving at operating profit, but which are nevertheless abnormal in nature in that they relate to costs associated with major restructuring initiatives of the Group.

Non-operating exceptional items

In January 2004 we completed the sale of Pegler Limited and the business and assets of Hattersley Newman Hender. A loss of GBP76.1 million arose on the transaction, which included recycled goodwill previously written off against reserves of GBP51.4 million. Of this loss, GBP72.9 million was provided in the year ended 3 January 2004.

In June 2004 we completed the sale of Mayfran International Inc. A loss of GBP19.2 million arose on the transaction, which included recycled goodwill previously written off against reserves of GBP13.1 million. In the same month we sold Dexter Axle's wheel and rim business, realising a profit of GBP3.1 million on the transaction.

Costs of GBP0.4 million relating to disposals in prior years were incurred in H1 2004.

Finance costs

The net interest expense in Q2 2004 was GBP3.5 million (Q2 2003: GBP1.4 million) and in H1 2004 was GBP6.8 million (H1 2003: GBP1.9 million).

Earnings per share

Basic earnings per share before goodwill amortisation and non-operating exceptional items for H1 2004 were 10.44 pence (H1 2003: 9.12 pence) and after goodwill and non-operating exceptional items were 7.56 pence (H1 2003: 6.03 pence).

Capital expenditure

Gross capital expenditure in H1 2004 was GBP73.2 million (H1 2003: GBP67.1 million). This represents 1.3 times depreciation (H1 2003: 1.0 times). Capital expenditure net of disposals was GBP70.2 million (H1 2003: GBP51.3 million) and
1.3 times depreciation (H1 2003: 0.8 times). Net capital expenditure for the full year is expected to be of the order of GBP160 million to GBP170 million.

Working capital

The trailing 13 period average working capital as a percentage of moving annual total sales was 13.4 per cent compared with 13.0 per cent for the first half of 2003.

Currency movements and acquisitions and disposals also affect overall reported working capital. After currency movements, (a decrease of GBP12.6 million), and acquisitions and disposals, (a decrease of GBP22.7 million), working capital increased by GBP35.0 million in H1 2004. This was due to an increase in stock of GBP9.9 million, an increase in debtors of GBP56.6 million and an increase in creditors of GBP31.5 million.

Cash flow

The cash movement for the half-year is summarised in the following table:

------------------------------------------------------------------------------------------------------------------------
                                                                                        GBP million         GBP million


Net debt at 4 January 2004                                                                                  264.7
    Net cash inflow from operating activities                                              131.7
    Capital expenditure (net)                                                              (70.2)
                                                                                ------------------
Operating cash flow                                                                         61.5
    Tax                                                                                    (20.0)
    Interest and preference dividends                                                      (15.1)
    Translation and other movements                                                          6.5
                                                                                ------------------
Free cash flow to equity                                                                    32.9
    Acquisitions and disposals                                                              14.4
    Ordinary dividends                                                                     (57.1)
                                                                                ------------------
Net funds outflow                                                                                             9.8
                                                                                                   -----------------
Net debt at 3 July 2004                                                                                     274.5
------------------------------------------------------------------------------------------------------------------------

                                       14

Operating cash flow is stated after GBP14.9 million of restructuring costs and GBP4.5 million of capital expenditure associated with the various restructuring costs. Details of net cash inflow from operating activities for the half year are set out in note 6 to the UK GAAP financial information.

Taxation

The tax charge for H1 2004 is calculated at an effective rate on profit before goodwill amortisation and non-operating exceptional items of 27.0 per cent (H1 2003: 21.4 per cent) and on total profit of 30.4 per cent (H1 2003: 27.0 per cent).

Pensions

The pension charge for funded defined benefit schemes for H1 2004 totalled GBP9.8 million (H1 2003: GBP9.9 million) with cash contributions of GBP9.3 million (H1 2003: GBP8.8 million). Similar charges and cash contributions are expected in the second half of the year.

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in Q2 2004 was $134.4 million, compared to $93.3 million in Q2 2003. Net income under US GAAP was $76.9 million in Q2 2004, compared to $124.1 million in Q2 2003. This is after taking account of a loss on disposal of discontinued operations of $9.6 million in Q2 2004 (Q2 2003: gain of $46.9 million).

Operating income from continuing operations under US GAAP in H1 2004 was $249.9 million, compared to $186.3 million in H1 2003. Net income under US GAAP was $169.1 million in H1 2004, compared to $203.8 million in H1 2003. This is after taking account of a loss on disposal of discontinued operations of $5.6 million in H1 2004 (H1 2003: gain of $49.0 million).

The differences between operating income under US GAAP and UK GAAP arise from the treatment of restructuring costs, goodwill, intangible assets, inventory, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,718.9 million at 3 July 2004, compared to $2,556.5 million at 5 July 2003. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

Reconciliations of profit attributable to shareholders and of shareholders' equity under UK and US GAAP are included in section 8.

                                       15

6.   Financial Information in sterling under UK GAAP

Consolidated profit and loss account for the three months ended 3 July 2004 prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

 For the three months ended 3 July 2004              3 July 2004 (3 months)                           5 July 2003 (3 months)
                            -------------------------------------------------------------------------------------------------------

                                  Before                                             Before
                                goodwill                                            goodwill
                            amortisation                                        amortisation
                                     and                                                 and
                             exceptional      Goodwill  Exceptional               exceptional     Goodwill  Exceptional
                                   items  amortisation       items*       Total         items amortisation       items*       Total
                             GBP million   GBP million  GBP million GBP million   GBP million  GBP million  GBP million GBP million

                     Notes
------------------------------------------------------------------------------------------------------------------------------------

Turnover
Continuing operations              777.6             -           -        777.6         756.6            -            -      756.6
Discontinued operations              0.6             -           -          0.6          22.9            -            -       22.9
------------------------------------------------------------------------------------------------------------------------------------
                          1        778.2             -            -       778.2         779.5            -            -      779.5
------------------------------------------------------------------------------------------------------------------------------------

Operating profit
Continuing operations               71.2         (3.0)            -        68.2         64.5          (2.6)           -       61.9
Utilisation of
provision for
loss on exit
of business                           0.1            -            -         0.1            -             -            -          -
------------------------------------------------------------------------------------------------------------------------------------
Total continuing
operations                           71.3         (3.0)           -        68.3         64.5          (2.6)           -       61.9
------------------------------------------------------------------------------------------------------------------------------------
Discontinued operations              (0.5)           -            -        (0.5)        (6.1)            -            -       (6.1)
Utilisation of provision
for loss on of business               0.5            -            -         0.5            -             -            -          -
------------------------------------------------------------------------------------------------------------------------------------
Total discontinued operations           -            -            -           -         (6.1)            -            -       (6.1)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                     71.3         (3.0)           -        68.3         58.4          (2.6)           -       55.8
Share of profits of associates          -            -            -           -          0.2             -            -        0.2
------------------------------------------------------------------------------------------------------------------------------------
Operating profit including
associates 1                         71.3         (3.0)           -        68.3         58.6          (2.6)           -       56.0
Loss on disposal of
operations                              -            -        (17.3)      (17.3)           -             -        (24.3)     (24.3)
Costs of exit of business               -            -        (12.3)      (12.3)           -             -            -          -
Reversal of provision
for loss on exit of
business                                -            -         12.3        12.3            -             -            -          -
Provision for loss on exit of           -            -            -           -            -             -        (32.6)     (32.6)
business
Reversal of other
provisions - disposal of
operations and related                 -             -            -           -            -             -         33.1       33.1
warranties
Profit on disposal of
fixed assets                           -             -            -           -            -             -          2.9        2.9
------------------------------------------------------------------------------------------------------------------------------------
Profit before interest              71.3          (3.0)       (17.3)       51.0         58.6          (2.6)       (20.9)      35.1
Net interest                        (3.5)            -            -        (3.5)        (1.4)            -            -       (1.4)
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary
activities before tax               67.8          (3.0)       (17.3)       47.5         57.2          (2.6)       (20.9)      33.7

                               -----------------------------------------------------------------------------------------------------
Before exceptional items            67.8          (3.0)           -        64.8         57.2          (2.6)           -       54.6
Exceptional items                      -             -        (17.3)      (17.3)           -             -        (20.9)     (20.9)
                               -----------------------------------------------------------------------------------------------------
Tax on profit on ordinary
activities                         (17.1)          0.8          1.1       (15.2)        (9.3)          0.8         (0.7)      (9.2)
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities
after tax                           50.7          (2.2)       (16.2)       32.3         47.9         (1.8)        (21.6)      24.5

Equity minority interest            (2.8)            -            -        (2.8)        (2.7)           -             -       (2.7)
------------------------------------------------------------------------------------------------------------------------------------
Profit attributable to
shareholders                        47.9          (2.2)       (16.2)       29.5         45.2         (1.8)        (21.6)      21.8
Dividends on equity and
non-equity shares                  (41.4)            -            -       (41.4)       (43.9)           -             -      (43.9)
------------------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss)               6.5          (2.2)       (16.2)      (11.9)         1.3         (1.8)        (21.6)     (22.1)
------------------------------------------------------------------------------------------------------------------------------------

Earnings per share
Basic                               5.68p                                  3.29p        4.79p                                 1.75p
Diluted                             5.46p                                  3.28p        4.53p                                 1.75p
------------------------------------------------------------------------------------------------------------------------------------

Note of historical cost profits

The profits for all periods are reported under the historical cost convention.

* Exceptional items exclude those relating to operating profit (see note 1b)

                                       16

Consolidated profit and loss account for the six months ended 3 July 2004 prepared under accounting principles generally accepted in the United Kingdom

                                       3 July 2004 (Unaudited) (6 months)               5 July 2003 (Unaudited) (6 months)
                        -----------------------------------------------------------------------------------------------------------
For the six months ended 3 July 2004

                                Before                                             Before
                              goodwill                                            goodwill
                          amortisation                                        amortisation
                                   and                                                 and
                           exceptional      Goodwill  Exceptional               exceptional     Goodwill  Exceptional
                                 items  amortisation       items*       Total         items amortisation       items*       Total
                           GBP million   GBP million  GBP million GBP million   GBP million  GBP million  GBP million GBP million

              Notes
------------------------------------------------------------------------------------------------------------------------------------
Turnover
Continuing                    1,541.7              -            -      1,541.7      1,551.1           -            -     1,551.1
operations
Discontinued                      6.2              -            -          6.2         47.9           -            -         47.9
operations    2               1,547.9              -            -      1,547.9      1,599.0           -            -      1,599.0
Operating profit
Continuing                      132.5           (6.1)           -        126.4        128.2        (5.1)           -       123.1
operations
Utilisation of
provision for                     1.0              -            -          1.0            -           -            -          -
loss on exit of
business
Total continuing                133.5           (6.1)           -        127.4        128.2        (5.1)           -       123.1
operations
Discontinued                     (1.7)             -            -         (1.7)        (8.7)          -            -        (8.7)
operations
Utilisation of                    1.8              -            -          1.8           -            -            -           -
provision for
loss on disposal
of business
Total                            0.1               -            -          0.1        (8.7)           -            -        (8.7
discontinued
operations
Operating profit                133.6           (6.1)           -        127.5       119.5         (5.1)           -       114.4
Share of profits                  0.4              -            -          0.4         0.6            -            -         0.6
of associates
Operating profit 2              134.0           (6.1)           -        127.9       120.1         (5.1)           -       115.0
including
associates
Loss on disposal                    -              -        (92.6)       (92.6)          -            -        (21.8)      (21.8)
of operations
Reversal of
provision for                       -              -         72.9         72.9           -            -           -            -
loss on disposal
of business
Costs of exit of                    -              -        (17.5)       (17.5)          -            -           -            -
business
Reversal/(creation)                                            17.5
of provision                        -              -         17.5            -           -        (32.6)      (32.6)
for loss on exit
of business
Reversal of
other provisions                    -              -            -            -           -            -        33.1         33.1
- disposal of
operations and
related
warranties
Provision for                       -              -            -            -           -            -           -            -
loss on disposal
of business to
be discontinued:
- Impairment of
goodwill
- Impairment of                     -              -            -            -           -            -           -            -
assets
Profit on                           -              -            -            -           -            -         2.9          2.9
disposal of
fixed assets
Profit before                   134.0           (6.1)       (19.7)       108.2       120.1         (5.1)      (18.4)        96.6
interest
Net interest                     (6.8)             -            -         (6.8)       (1.9)           -           -         (1.9)
Profit on                       127.2           (6.1)       (19.7)       101.4       118.2         (5.1)      (18.4)        94.7
ordinary
activities
before tax
Before                          127.2           (6.1)           -        121.1       118.2         (5.1)          -        113.1
exceptional
items
Exceptional                         -              -        (19.7)       (19.7)          -            -       (18.4)       (18.4)
items
Tax on profit on 3              (34.4)           1.5          2.1        (30.8)      (25.3)         1.6        (1.9)       (25.6)
ordinary
activities
Profit on                        92.8           (4.6)       (17.6)        70.6        92.9         (3.5)      (20.3)        69.1
ordinary
activities after
tax
Equity minority                  (4.4)             -            -         (4.4)       (5.0)           -           -         (5.0)
interest
Profit                           88.4           (4.6)       (17.6)        66.2        87.9         (3.5)      (20.3)        64.1
attributable to
shareholders
Dividends on     5              (45.2)             -            -        (45.2)      (53.2)           -           -        (53.2)
equity and
non-equity
shares
Gain arising on
the early                           -              -            -            -           -            -    -                   -
redemption of
preference
shares
Retained profit                  43.2           (4.6)       (17.6)        21.0        34.7         (3.5)      (20.3)         10.9
Earnings per
share
Basic            4              10.44p                                    7.56p       9.12p                                  6.03p
Diluted          4              10.08p                                    7.55p       8.82p                                  6.02p
Dividends per                                                             4.83p                                              4.60p
ordinary share





                                                                    3 January 2004 (Audited) (12 months)
                                   ------------------------------------------------------------------------------------
For the six months ended 3 July 2004
                                                  Before
                                                goodwill
                                            amortisation
                                                     and
                                             exceptional               Goodwill           Exceptional
                                                   items           amortisation                items*           Total
                                             GBP million            GBP million           GBP million     GBP million
                           Notes
-----------------------------------------------------------------------------------------------------------------------------------
Turnover
Continuing operations                            3,073.3                      -                     -        3,073.3
Discontinued operations                             77.1                      -                     -           77.1
                               2                 3,150.4                      -                     -        3,150.4
Operating profit
Continuing operations                              243.5                  (11.9)                    -          231.6
Utilisation of provision for
loss on exit of business                             1.6                      -                     -            1.6
Total continuing operations                        245.1                  (11.9)                    -          233.2
Discontinued operations                            (10.1)                     -                     -          (10.1)
Utilisation of provision for                           -                      -                     -              -
loss on disposal of business
Total discontinued                                 (10.1)                     -                     -          (10.1)
operations
Operating profit                                   235.0                  (11.9)                    -          223.1
Share of profits of                                  0.9                      -                     -            0.9
associates
Operating profit including     2                   235.9                  (11.9)                    -          224.0
associates
Loss on disposal of                                    -                      -                 (18.5)         (18.5)
operations
Reversal of provision for
loss on disposal of business                           -                      -                     -              -
Costs of exit of business                              -                      -                     -              -
Reversal/(creation) of
provision for loss on exit                             -                      -                 (32.6)         (32.6)
of business
Reversal of other provisions
- disposal of operations and                           -                      -                  33.1           33.1
related warranties
Provision for loss on                                  -                      -                 (51.4)         (51.4)
disposal of business to be
discontinued: - Impairment
of goodwill
- Impairment of assets                                 -                      -                 (21.5)         (21.5)
Profit on disposal of fixed                            -                      -                   7.7            7.7
assets
Profit before interest                             235.9                  (11.9)                (83.2)         140.8
Net interest                                        (8.4)                     -                     -           (8.4)
Profit on ordinary                                 227.5                  (11.9)                (83.2)         132.4
activities before tax
Before exceptional items                           227.5                  (11.9)                    -          215.6
Exceptional items                                      -                      -                 (83.2)         (83.2)
Tax on profit on ordinary      3                   (45.7)                   3.0                  90.2           47.5
activities
Profit on ordinary                                 181.8                   (8.9)                  7.0          179.9
activities after tax
Equity minority interest                            (8.1)                     -                     -           (8.1)
Profit attributable to                             173.7                   (8.9)                  7.0          171.8
shareholders
Dividends on equity and        5                  (121.7)                     -                     -         (121.7)
non-equity shares
Gain arising on the early
redemption of preference                            10.8                      -                     -           10.8
shares
Retained profit                                     62.8                   (8.9)                  7.0           60.9
Earnings per share
Basic                          4                   18.78p                                                      18.53p
Diluted                        4                   18.21p                                                      18.01p
Dividends per ordinary share                                                                                   12.00p


Note of historical cost profits

The profits for all periods are reported under the historical cost convention.

* Exceptional items exclude those relating to operating profit
  (see note 2b).

                                       17

Consolidated cash flow statement prepared under accounting principles generally accepted in the United Kingdom


---------------------------------------------------------------------------------------------------------------------------
                                                                                     3 July           5 July    3 January
                                                                                       2004             2003         2004
                                                                         Notes    Unaudited        Unaudited      Audited
                                                                                   6 months         6 months    12 months
                                                                                GBP million      GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                      6          131.7          136.3          332.0
Dividends received from associated undertakings                                         0.1            0.1            0.5
Returns on investments and servicing of finance                            7          (12.5)          (20.9)        (44.9)
Tax (paid)/received (net)                                                  7          (20.0)            6.2         (29.6)
Capital expenditure (net)                                                  7          (70.2)          (51.3)       (114.0)
Financial investment                                                       7           (3.6)              -          (2.5)
Acquisitions and disposals                                                 7           14.4         (134.0)        (102.3)
Equity dividends paid                                                                 (57.1)          (61.8)        (97.5)
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow before use of liquid resources and financing                         (17.2)         (125.4)        (58.3)
---------------------------------------------------------------------------------------------------------------------------
Financing
Ordinary share issues (net of costs)                                                    1.1               -           0.7
Redemption of redeemable convertible cumulative preference shares                         -               -        (384.5)
Cash flow (decreasing)/increasing debt and lease financing                             (2.9)           (3.0)        239.5
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing                                            7           (1.8)           (3.0)       (144.3)
---------------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash flow decreasing cash on deposit and collateralised cash               7            1.6            83.2          86.1
---------------------------------------------------------------------------------------------------------------------------
Decrease in cash in the period                                                        (17.4)          (45.2)       (116.5)
---------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net funds prepared under accounting principles generally accepted in the United Kingdom

---------------------------------------------------------------------------------------------------------------------------
                                                                                     3 July           5 July   3 January
                                                                                       2004             2003        2004
                                                                                  Unaudited        Unaudited     Audited
                                                                                   6 months         6 months   12 months
                                                                          Notes GBP million      GBP million GBP million
---------------------------------------------------------------------------------------------------------------------------

Decrease in cash in the period                                                        (17.4)          (45.2)      (116.5)
Cash flow decreasing/(increasing) debt and lease financing                  7           2.9            3.0      (239.5)
Cash flow decreasing cash on deposit and collateralised cash                7          (1.6)          (83.2)       (86.1)
---------------------------------------------------------------------------------------------------------------------------
Change in net debt/funds resulting from cash flows                                    (16.1)         (125.4)      (442.1)
Loans acquired with subsidiaries                                                          -           (2.8)        (2.8)
New finance leases                                                                        -           (2.5)        (4.3)
Translation difference                                                      8           6.3            2.7        26.9
---------------------------------------------------------------------------------------------------------------------------
Decrease in net debt/funds in the period                                               (9.8)         (128.0)      (422.3)
Net (debt)/funds at beginning of the period                                 8        (264.7)          157.6       157.6
---------------------------------------------------------------------------------------------------------------------------
Net (debt)/funds at end of the period                                       8        (274.5)           29.6      (264.7)
---------------------------------------------------------------------------------------------------------------------------

                                       18

Consolidated balance sheet prepared under accounting principles generally accepted in the United Kingdom

---------------------------------------------------------------------------------------------------------------------------
                                                                                       3 July        5 July      3 January
                                                                                         2004          2003           2004
                                                                         Notes      Unaudited     Unaudited        Audited
                                                                                  GBP million   GBP million    GBP million
---------------------------------------------------------------------------------------------------------------------------
Capital employed
Fixed assets
Intangible assets                                                                      204.4         241.0         216.7
Tangible assets                                                                        764.0         833.8         793.7
Investments                                                                              5.3           8.4           7.4
---------------------------------------------------------------------------------------------------------------------------
                                                                                       973.7       1,083.2       1,017.8
---------------------------------------------------------------------------------------------------------------------------
Current assets
Stock                                                                                  354.0         405.8         373.9
Debtors                                                                    9           656.5         644.9         624.2
Cash                                                                                   168.0         218.3         175.6
---------------------------------------------------------------------------------------------------------------------------
                                                                                     1,178.5       1,269.0       1,173.7
Current liabilities
Creditors: amounts falling due within one year                            10          (500.0)       (498.5)       (502.3)
---------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                     678.5         770.5         671.4
---------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                1,652.2       1,853.7       1,689.2
Creditors: amounts falling due after more than one year                   11          (488.3)       (241.4)        (488.4)
Provisions for liabilities and charges                                    12          (371.7)       (513.2)        (423.5)
---------------------------------------------------------------------------------------------------------------------------
Net assets                                                                             792.2       1,099.1         777.3
---------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital
Ordinary shares                                                                         38.7          38.7          38.7
Convertible cumulative preference shares                                               337.2         337.2         337.2
Redeemable convertible cumulative preference shares                                        -         373.0             -
---------------------------------------------------------------------------------------------------------------------------
                                                                                       375.9         748.9         375.9
Share premium account                                                                   93.9          92.2          92.8
Capital redemption reserve                                                             461.9          66.6         461.9
Own shares                                                                              (8.6)         (4.1)          (6.4)
Profit and loss account                                                               (170.7)        161.8        (180.2)
---------------------------------------------------------------------------------------------------------------------------
Shareholders' funds                                                                    752.4       1,065.4         744.0
                                                                                -------------- -------------- --------------
Equity shareholders' funds                                                             415.2         355.2          406.8
Non-equity shareholders' funds                                                         337.2         710.2          337.2
                                                                                -------------- -------------- --------------
Equity minority interest                                                                39.8          33.7          33.3
---------------------------------------------------------------------------------------------------------------------------
                                                                                       792.2       1,099.1         777.3
---------------------------------------------------------------------------------------------------------------------------

                                       19


Consolidated statement of total recognised gains and losses

-----------------------------------------------------------------------------------------------------------------------------------
For the six months ended 3 July 2004
                                                          3 July 2004               5 July 2003              3 January 2004
                                                           Unaudited                  Unaudited                  Audited
                                                            6 months                  6 months                 12 months
                                                    GBP million   GBP million  GBP million  GBP million  GBP million   GBP million
-----------------------------------------------------------------------------------------------------------------------------------


Profit attributable to shareholders                                  66.2                      64.1                      171.8
Foreign exchange translation:
- group                                                  (25.0)                 (5.8)                      (41.5)
- associated undertakings                                 (0.1)                 (0.2)                       (0.4)
                                                      ----------            ----------                   ----------
                                                                    (25.1)                     (6.0)                     (41.9)
-----------------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses                                    41.1                      58.1                      129.9
-----------------------------------------------------------------------------------------------------------------------------------


 Reconciliation of movement in consolidated shareholders' funds

--------------------------------------------------------------------------------------------------------------------------
 For the six months ended 3 July 2004                                                                        3 January
                                                               3 July 2004          5 July 2003                  2004
                                                                 Unaudited            Unaudited               Audited
                                                     Notes        6 months             6 months             12 months
                                                               GBP million          GBP million            GBP million
--------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses for the period                     41.1                  58.1                 129.9
Dividends                                            5              (45.2)                (53.2)               (121.7)
Gain arising on early redemption of redeemable
convertible cumulative preference shares                                -                    -                   10.8
--------------------------------------------------------------------------------------------------------------------------
                                                                     (4.1)                 4.9                   19.0
Ordinary share issues (net of costs)                                  1.1                    -                    0.6
Redemption of redeemable convertible cumulative
preference shares                                                       -                    -                 (395.3)
Goodwill written back on disposals                                   13.1                 21.0                   29.9
Provision for impairment of goodwill on proposed
disposal                                                                -                    -                   51.4
Purchase of own shares                                               (3.6)                   -                   (2.5)
Cost of employee share schemes charged to the
profit and loss account                                               1.9                  0.2                    1.6
--------------------------------------------------------------------------------------------------------------------------
Net addition to/(reduction in) in shareholders'                       8.4                 26.1                 (295.3)
funds
Shareholders' funds at the beginning of the period                  744.0              1,039.3                1,039.3
--------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at the end of the period                        752.4              1,065.4                  744.0
--------------------------------------------------------------------------------------------------------------------------

                                       20

Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom


----------------------------------------------------------------------------------------------------------------------------
1. Turnover and operating profit for the three months ended 3 July 2004 (unaudited)

a. Segmental analysis                                                       Turnover                  Operating profit*
                                                                    ------------------------     ---------------------------

                                                                         3 July       5 July          3 July        5 July
                                                                           2004         2003            2004          2003
                                                                      3  months     3 months        3 months      3 months
                                                                    GBP million  GBP million     GBP million   GBP million
By activity:
Continuing operations
Industrial & Automotive                                                   497.6        477.9            49.2          44.0
Air Systems Components                                                    109.5        111.5            11.6           9.5
Engineered & Construction Products                                        170.5        167.2            17.0          18.2
Central costs                                                                 -            -            (6.5)         (7.0)
----------------------------------------------------------------------------------------------------------------------------
                                                                          777.6        756.6            71.3          64.7
Discontinued operations
Engineered & Construction Products                                          0.6         22.9               -          (6.1)
----------------------------------------------------------------------------------------------------------------------------
                                                                          778.2        779.5            71.3          58.6
Goodwill amortisation                                                         -            -            (3.0)         (2.6)
----------------------------------------------------------------------------------------------------------------------------
                                                                          778.2        779.5            68.3          56.0
----------------------------------------------------------------------------------------------------------------------------
By geographical origin:
United States of America                                                  507.3        521.6            48.7          47.7
United Kingdom                                                             47.0         51.6            (3.0)        (11.5)
Rest of Europe                                                             84.9         87.0             9.4           6.5
Rest of the World                                                         139.0        119.3            16.2          15.9
----------------------------------------------------------------------------------------------------------------------------
                                                                          778.2        779.5            71.3          58.6
Goodwill amortisation                                                         -            -            (3.0)         (2.6)
----------------------------------------------------------------------------------------------------------------------------
                                                                          778.2        779.5            68.3          56.0
----------------------------------------------------------------------------------------------------------------------------
By geographical destination:
United States of America                                                  535.6        521.0
United Kingdom                                                             20.9         31.8
Rest of Europe                                                             98.1         73.1
Rest of the World                                                         123.6        153.6
----------------------------------------------------------------------------------------------------------------------------
                                                                          778.2        779.5
----------------------------------------------------------------------------------------------------------------------------

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.1 million (July 2003: GBP0.1 million), Engineered & Construction Products loss of GBP0.1 million (July 2003: profit of GBP0.1 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP1.2 million (July 2003: GBP0.5 million) Air Systems Components GBP1.7 million (July 2003: GBP2.0 million), Engineered & Construction Products GBP0.1 million (July 2003: GBP0.1 million).


b. Operating exceptional items
Operating profit is after charging the                     3 July 2004                             5 July 2003
following operating exceptional items:                       3 months                                3 months
                                                           GBP million                              GBP million
                                            -----------------------------------------   -------------------------------------------
                                              Continuing  Discontinued                    Continuing    Discontinued
                                              operations    operations         Total      operations      operations          Total
                                             GBP million   GBP million   GBP million     GBP million     GBP million    GBP million
Restructuring costs:
Industrial & Automotive                            (3.4)             -          (3.4)           (2.9)              -          (2.9)
Air Systems Components                                -              -             -            (0.9)              -          (0.9)
Engineered & Construction Products                 (0.8)             -          (0.8)              -            (6.2)          (6.2)
-----------------------------------------------------------------------------------------------------------------------------------
Total before tax                                   (4.2)             -          (4.2)           (3.8)           (6.2)         (10.0)
Tax attributable                                    1.0              -           1.0             1.3             1.8           3.1
-----------------------------------------------------------------------------------------------------------------------------------
Total after tax                                    (3.2)             -          (3.2)          (2.5)            (4.4)          (6.9)
-----------------------------------------------------------------------------------------------------------------------------------

                                       21

Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


-------------------------------------------------------------------------------------------------------------------------------

2. Turnover and operating profit for the six months ended 3 July 2004

a. Segmental analysis                                  Turnover                                 Operating profit*

                                     ---------------------------------------------- ------------------------------------
                                          3 July          5 July     3 January      3 July          5 July   3 January
                                            2004            2003          2004        2004            2003        2004
                                       Unaudited       Unaudited       Audited   Unaudited       Unaudited     Audited
                                        6 months        6 months     12 months    6 months        6 months   12 months
                                     GBP million     GBP million   GBP million GBP million     GBP million GBP million

By activity:
Continuing operations
Industrial & Automotive                  1,004.4         990.3        1,977.2          92.3           93.3        169.2
Air Systems Components                     211.4         227.3          447.9          22.1           15.0         38.2
Engineered & Construction Products         325.9         333.5          648.2          31.8           32.2         62.6
Central costs                                  -             -              -         (12.3)         (11.7)       (24.0)
-------------------------------------------------------------------------------------------------------------------------
                                         1,541.7       1,551.1        3,073.3         133.9          128.8        246.0
Discontinued operations
Engineered & Construction Products           6.2          47.9           77.1           0.1           (8.7)       (10.1)
-------------------------------------------------------------------------------------------------------------------------
                                         1,547.9       1,599.0        3,150.4         134.0          120.1        235.9
Goodwill amortisation                          -             -              -          (6.1)          (5.1)       (11.9)
-------------------------------------------------------------------------------------------------------------------------
                                         1,547.9       1,599.0        3,150.4         127.9          115.0        224.0
-------------------------------------------------------------------------------------------------------------------------
By geographical origin:
United States of America                   990.6       1,076.5        2,075.1          84.5           93.3        186.1
United Kingdom                             103.2         105.8          219.0          (1.4)         (16.6)       (32.7)
Rest of Europe                             173.6         177.5          329.1          17.7           13.9         20.5
Rest of the World                          280.5         239.2          527.2          33.2           29.5         62.0
-------------------------------------------------------------------------------------------------------------------------
                                         1,547.9       1,599.0        3,150.4         134.0          120.1        235.9
Goodwill amortisation                          -             -              -          (6.1)          (5.1)       (11.9)
-------------------------------------------------------------------------------------------------------------------------
                                         1,547.9       1,599.0        3,150.4         127.9          115.0        224.0
-------------------------------------------------------------------------------------------------------------------------
Turnover by geographical destination:
United States of America                 1,046.0       1,067.2        2,117.4
United Kingdom                              47.2          65.8          126.1
Rest of Europe                             200.8         175.0          372.8
Rest of the World                          253.9         291.0          534.1
-------------------------------------------------------------------------------------------------------------------------
                                         1,547.9       1,599.0        3,150.4
-------------------------------------------------------------------------------------------------------------------------

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.4 million (July 2003 (6 months): GBP0.5 million and January 2004 (12 months): profit of GBP0.7 million), Engineered & Construction Products profit of GBPnil (July 2003 (6 months): GBP0.1 million and January 2004 (12 months): profit of GBP0.2 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP2.4 million (July 2003 (6 months):
GBP0.8 million and January 2004 (12 months): GBP3.5 million), Air Systems Components GBP3.5 million (July 2003 (6 months): GBP4.1 million and January 2004 (12 months): GBP8.1 million), Engineered & Construction Products GBP0.2 million (July 2003 (6 months): GBP0.2 million and January 2004 (12 months): GBP0.3 million).


                                  3 July 2004                          5 July 2003                       3 January 2004
                                   Unaudited                            Unaudited                            Audited
Operating expenses:                 6 months                            6 months                            12 months
                                   GBP million                            GBP million                           GBP million
             ----------------------------------------  -------------------------------------- -------------------------------------
               Continuing Discontinued                  Continuing Discontinued                 Continuing Discontinued
               operations   operations         Total    operations   operations         Total   operations   operations       Total
              GBP million  GBP million   GBP million   GBP million  GBP million   GBP million  GBP million  GBP million GBP million

Cost of sales     1,095.5          4.7       1,100.2       1,107.7       37.3          1,145.0     2,200.9         64.1     2,265.0
Distribution
costs               169.3          0.4         169.7         181.3        5.8            187.1       358.0          8.0      366.0
Administration
expenses            149.5          1.0         150.5         139.0       13.5            152.5       281.2         15.1      296.3
-----------------------------------------------------------------------------------------------------------------------------------
                  1,414.3          6.1       1,420.4       1,428.0       56.6          1,484.6     2,840.1         87.2    2,927.3
-----------------------------------------------------------------------------------------------------------------------------------

                                       22


Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

--------------------------------------------------------------------------------------------------------------------------------

2. Turnover and operating profit for the six months ended 3 July 2004 continued

b. Operating exceptional items
Operating profit is after   3 July 2004                          5 July 2003                         3 January 2004
charging the following       Unaudited                             Unaudited                             Audited
operating exceptional        6 months                              6 months                             12 months
items:                     GBP million                            GBP million                          GBP million
             --------------------------------------- -------------------------------------  --------------------------------------
                Continuing  Discontinued               Continuing Discontinued                Continuing Discontinued
                operations    operations       Total   operations   operations        Total   operations   operations       Total
               GBP million   GBP million GBP million  GBP million  GBP million  GBP million  GBP million  GBP million  GBP million

Restructuring
costs:
Industrial &
Automotive           (8.8)            -         (8.8)        (4.5)           -         (4.5)       (20.7)          -         (20.7)
Air Systems
Components              -             -            -         (2.3)           -         (2.3)        (4.1)          -          (4.1)
Engineered &
Construction
Products             (1.7)            -         (1.7)           -         (9.1)        (9.1)        (0.7)      (10.4)        (11.1)
-----------------------------------------------------------------------------------------------------------------------------------
Total before tax    (10.5)            -        (10.5)        (6.8)        (9.1)       (15.9)       (25.5)      (10.4)        (35.9)
Tax attributable      3.2             -          3.2          2.4          2.7          5.1          8.9         2.6          11.5
-----------------------------------------------------------------------------------------------------------------------------------
Total after tax      (7.3)            -         (7.3)        (4.4)        (6.4)       (10.8)       (16.6)       (7.8)        (24.4)
-----------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------------


3. Tax on profit on ordinary activities

                                                                                          3 July         5 July       3 January
                                                                                            2004           2003            2004
                                                                                       Unaudited      Unaudited         Audited
                                                                                        6 months       6 months       12 months
                                                                                     GBP million    GBP million     GBP million

UK                                                                                          1.2          (3.4)          (93.7)
Overseas                                                                                   29.4          28.9           56.9
Associated undertakings                                                                     0.2           0.1            0.3
Deferred tax                                                                                  -             -          (11.0)
------------------------------------------------------------------------------------ ------------ -------------- ---------------
                                                                                           30.8          25.6          (47.5)
------------------------------------------------------------------------------------ ------------ -------------- ---------------

A tax credit of GBP2.1 million (H1 2003: tax charge of GBP1.9 million and year ended 3 January 2004: tax charge of GBP0.5 million) arises on non-operating exceptional items. Exceptional items for the year ended 3 January 2004 also included a GBP90.7 million release of prior year tax provisions.

                                       23


Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

-------------------------------------------------------------------------------------------------------------------------------
4. Earnings per share


                                                                                                                           Earnings
                                                       Earnings                     Weighted average shares               per share
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
                                                  Profit
                                            attributable
                                                      to  Preference                  Ordinary
                                            shareholders   dividends         Total      shares    Dilutions         Total
                                             GBP million GBP million   GBP million      Number       Number        Number

6 months ended 3 July 2004 (unaudited)

Basic                                             66.2         (7.9)        58.3  770,896,303            -   770,896,303     7.56 p
Exercise of share options                            -            -            -            -    3,417,181     3,417,181    (0.03)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
                                                  66.2         (7.9)        58.3  770,896,303    3,417,181   774,313,484     7.53 p
Conversion of preference shares and
reversal of preference dividend                      -          7.9          7.9            -  102,650,664   102,650,664     0.02 p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
Diluted                                            66.2           -         66.2  770,896,303  106,067,845   876,964,148     7.55 p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------

Basic before goodwill amortisation and
exceptional items                                 88.4         (7.9)        80.5  770,896,303            -   770,896,303    10.44 p
Exercise of share options                            -            -            -            -    3,417,181     3,417,181    (0.04)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
                                                  88.4         (7.9)        80.5  770,896,303    3,417,181   774,313,484    10.40 p
Conversion of preference shares and
reversal of preference dividend                      -          7.9          7.9            -  102,650,664   102,650,664    (0.32)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
Diluted before goodwill amortisation and
exceptional items                                 88.4            -         88.4  770,896,303  106,067,845   876,964,148    10.08 p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------


6 months ended 5 July 2003 (unaudited)

Basic                                             64.1        (17.6)        46.5  771,155,553            -   771,155,553     6.03 p
Exercise of share options                            -            -            -            -      743,481       743,481    (0.01)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
Diluted (1)                                       64.1        (17.6)        46.5  771,155,553      743,481   771,899,034     6.02 p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------

Basic before goodwill amortisation and
exceptional items                                 87.9        (17.6)        70.3  771,155,553            -   771,155,553     9.12 p
Exercise of share options                            -            -            -            -      743,481       743,481    (0.01)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
                                                  87.9        (17.6)        70.3  771,155,553      743,481   771,899,034     9.11 p
Conversion of preference shares and
reversal of preference dividend                      -         17.6         17.6            -  224,180,075   224,180,075    (0.29)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
Diluted before goodwill amortisation and          87.9            -         87.9  771,155,553  224,923,556   996,079,109     8.82 p
exceptional items
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------


Year ended 3 January 2004 (audited)

Basic                                            171.8        (28.9)       142.9  771,037,499            -   771,037,499    18.53 p
Exercise of share options                            -            -            -            -    2,034,111     2,034,111    (0.05)p

------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
                                                 171.8        (28.9)       142.9  771,037,499    2,034,111   773,071,610    18.48 p
Conversion of preference shares and
reversal of preference dividend                      -         28.9         28.9            -  180,917,242   180,917,242    (0.47)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
Diluted                                           171.8           -        171.8  771,037,499  182,951,353   953,988,852    18.01 p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------

Basic before goodwill amortisation and
exceptional items                                173.7        (28.9)       144.8  771,037,499            -   771,037,499    18.78 p
Exercise of share options                            -            -            -            -    2,034,111     2,034,111    (0.05)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
                                                 173.7        (28.9)       144.8  771,037,499    2,034,111   773,071,610    18.73p
Conversion of preference shares and
reversal of preference dividend                      -         28.9         28.9            -  180,917,242   180,917,242    (0.52)p
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------
Diluted before goodwill amortisation and         173.7            -        173.7  771,037,499  182,951,353   953,988,852    18.21 p
exceptional items
------------------------------------------- ------------  ----------     -------- ------------ ------------ ------------- ----------

(1) Based upon this profit, the preference shares are anti-dilutive at 5 July 2003 and therefore have been excluded from the calculation.

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.

The directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

                                       24

Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


-------------------------------------------------------------------------------------------------------------------------
5. Dividends on equity and non-equity shares

                                                                                   3 July         5 July       3 January
                                                                                     2004           2003            2004
Ordinary shares:                                                                Unaudited      Unaudited         Audited
                                                                                 6 months       6 months       12 months
                                                                              GBP million    GBP million     GBP million

Interim 4.60p - paid 10 November 2003                                                  -          35.6           35.6
Interim 4.83p - to be paid 12 November 2004                                         37.3             -              -
Final 7.40p - paid 1 June 2004                                                         -             -           57.2
------------------------------------------------------------------------------ ----------- -------------- ---------------
                                                                                    37.3          35.6           92.8
------------------------------------------------------------------------------ ----------- -------------- ---------------

Preference shares:
Accrued at 3 January 2004                                                           (2.2)         (4.4)          (4.4)
Foreign exchange translation                                                           -             -            0.5
Paid during period                                                                   7.9          17.3           30.6
Accrued at 3 July 2004                                                               2.2           4.7            2.2
------------------------------------------------------------------------------ ----------- -------------- ---------------
                                                                                     7.9          17.6           28.9
------------------------------------------------------------------------------ ----------- -------------- ---------------

------------------------------------------------------------------------------ ----------- -------------- ---------------
Total dividends                                                                     45.2          53.2          121.7
------------------------------------------------------------------------------ ----------- -------------- ---------------

The preference dividends for the six months ended 3 July 2004 are payable on the convertible cumulative preference shares. The preference dividends for the six months ended 5 July 2003 included GBP9.1 million paid on the convertible cumulative preference shares and GBP8.5 million paid on the redeemable convertible cumulative preference shares. The preference dividends for the year ended 3 January 2004 include GBP18.1 million paid on the convertible cumulative preference shares and GBP10.8 million paid on the early redemption of the redeemable convertible cumulative preference shares.


--------------------------------------------------------------------------------------------------------------------------
6. Reconciliation of operating profit to operating cash flows

                                                                   3 July 2004
                                                                     Unaudited
                                                                      6 months                    5 July    3 January
                                                   ------------------------------------------       2003         2004
                                                     Continuing   Discontinued                 Unaudited      Audited
                                                     operations     operations       Total      6 months    12 months
                                                    GBP million    GBP million GBP million   GBP million  GBP million

Operating profit                                         127.4           0.1        127.5         114.4        223.1
Depreciation (net of capital government grants)           55.6           0.4         56.0          64.2        128.6
Loss on sale of tangible fixed assets                      0.1             -          0.1           0.2          1.3
Amortisation of goodwill                                   6.1             -          6.1           5.1         11.9
Cost of employee share schemes                             1.9             -          1.9           0.2          1.6
Impairment of fixed asset investment                         -             -            -             -          0.4
Post-retirement benefits                                  (1.4)            -         (1.4)         (2.2)        (3.3)
Costs on exit of business                                (17.5)            -        (17.5)            -           -
Costs on disposal of business                                -          (1.8)        (1.8)            -           -
Decrease in other provisions                              (0.6)         (3.6)        (4.2)         (2.1)        (8.7)
(Increase)/decrease in stock                             (11.1)          1.2         (9.9)        (13.0)        (4.2)
(Increase)/decrease in debtors                           (70.6)         14.0        (56.6)        (31.3)       (17.2)
Increase/(decrease) in creditors                          35.3          (3.8)        31.5           0.8         (1.5)
-------------------------------------------------- ------------- -------------- ------------- -------------- ------------
Net cash inflow from operating activities                125.2           6.5        131.7         136.3        332.0
-------------------------------------------------- ------------- -------------- ------------- -------------- ------------

                                       25


Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


----------------------------------------------------------------------------------------------------------------------------
7. Analysis of cash flow for headings netted in the consolidated cash flow statement

                                                                                        3 July         5 July     3 January
                                                                                          2004           2003          2004
Returns on investments and servicing of finance:                                     Unaudited      Unaudited       Audited
                                                                                      6 months       6 months     12 months
                                                                                   GBP million    GBP million   GBP million

Interest received                                                                         2.4            1.5          10.2
Interest paid                                                                            (9.1)          (2.0)        (18.7)
Interest element of finance lease rental payments                                        (0.5)          (0.6)         (1.1)
Preference dividends paid                                                                (7.9)         (17.3)        (30.6)
Investment by minority shareholder                                                        4.3              -           0.7
Repayment of capital to minority shareholder                                                -              -          (1.5)
Dividends paid to subsidiary companies' minority shareholders                            (1.7)          (2.5)         (3.9)
----------------------------------------------------------------------------------- ----------- -------------- -------------
Net cash outflow from returns on investments and servicing of finance                   (12.5)         (20.9)        (44.9)
----------------------------------------------------------------------------------- ----------- -------------- -------------

Tax (paid)/received:
Tax paid                                                                                (31.9)         (21.0)        (60.0)
Tax received                                                                             11.9           27.2          30.4
----------------------------------------------------------------------------------- ----------- -------------- -------------
Net cash (outflow)/inflow from tax                                                      (20.0)           6.2        (29.6)
----------------------------------------------------------------------------------- ----------- -------------- -------------

Capital expenditure:
Purchase of tangible fixed assets                                                       (73.2)         (67.1)       (141.1)
Sale of tangible fixed assets                                                             3.0           15.8          27.1
----------------------------------------------------------------------------------- ----------- -------------- -------------
Net cash outflow from capital expenditure                                               (70.2)         (51.3)       (114.0)
----------------------------------------------------------------------------------- ----------- -------------- -------------

Financial investment:
Purchase of own shares                                                                   (3.6)             -         (2.5)
----------------------------------------------------------------------------------- ----------- -------------- -------------
Net cash outflow from financial investment                                               (3.6)             -         (2.5)
----------------------------------------------------------------------------------- ----------- -------------- -------------

Acquisitions and disposals:
Purchase of subsidiary undertakings                                                         -         (154.8)       (153.5)
Net cash acquired with subsidiary undertakings                                              -           11.0          11.0
Sale of subsidiary undertakings                                                          14.4           11.3          41.5
Net cash disposed with subsidiary undertakings                                              -           (1.5)         (1.3)
----------------------------------------------------------------------------------- ----------- -------------- -------------
Net cash inflow/(outflow) from acquisitions and disposals                                14.4         (134.0)       (102.3)
----------------------------------------------------------------------------------- ----------- -------------- -------------

Financing:
Ordinary share issues (net of costs)                                                      1.1              -           0.7
Redemption of redeemable convertible cumulative preference shares                           -              -        (384.5)
Debt due within one year:
                                                                                    ----------- -------------- -------------
Decrease in short term borrowings                                                        (2.8)          (0.3)         (1.4)
Additional bank loans                                                                     0.8            3.3           1.4
Repayment of other loans                                                                    -           (0.3)         (0.5)
Debt due after more than one year:
Additional bank and other loans                                                           0.9              -         304.0
Repayment of bank and other loans                                                           -           (3.7)        (60.0)
Capital element of finance lease rental payments                                         (1.8)          (2.0)         (4.0)

----------------------------------------------------------------------------------- ----------- -------------- -------------
Cash flow (decreasing)/increasing debt and lease financing                               (2.9)          (3.0)        239.5
----------------------------------------------------------------------------------- ----------- -------------- -------------
Net cash outflow from financing                                                          (1.8)          (3.0)       (144.3)
----------------------------------------------------------------------------------- ----------- -------------- -------------


                                       26


Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


--------------------------------------------------------------------------------------------------------------------------
7. Analysis of cash flow for headings netted in the consolidated cash flow statement continued (continued)

                                                                                      3 July          5 July    3 January
                                                                                        2004            2003         2004
                                                                                   Unaudited       Unaudited      Audited
Management of liquid resources:                                                     6 months        6 months    12 months
                                                                                 GBP million     GBP million  GBP million

Decrease in cash on deposit                                                             1.6           84.0         88.4
Increase in collateralised cash                                                          -            (0.8)        (2.3)
--------------------------------------------------------------------------------- ----------- --------------- ------------
Cash flow decreasing cash on deposit and collateralised cash                            1.6           83.2         86.1
--------------------------------------------------------------------------------- ----------- --------------- ------------



------------------------------------------------------------------- ------------- ------------- ----------- --------------
8. Analysis of net debt                                                  3 July                   Exchange      3 January
                                                                           2004      Cash flow    movement           2004
                                                                      Unaudited      Unaudited   Unaudited        Audited
                                                                    GBP million    GBP million GBP million    GBP million

Cash on demand                                                            120.8        (10.1)         4.9         126.0
Overdrafts                                                                (20.0)        (7.3)         0.9         (13.6)
                                                                                  -------------
                                                                                        (17.4)
                                                                                  -------------
Debt due after more than one year                                        (401.8)         (0.9)        0.1        (401.0)
Debt due within one year                                                  (10.3)          2.0         0.8         (13.1)
Finance leases                                                            (14.2)          1.8         0.4         (16.4)
                                                                                  -------------
                                                                                          2.9
                                                                                  -------------
Cash on deposit                                                            47.2          (1.6)      (0.8)          49.6
Collateralised cash                                                         3.8             -           -           3.8
                                                                                  -------------
                                                                                         (1.6)
                                                                                  -------------

------------------------------------------------------------------- ------------- ------------- ----------- --------------
Net debt                                                                 (274.5)       (16.1)         6.3        (264.7)
------------------------------------------------------------------- ------------- ------------- ----------- --------------


9. Debtors

                                                                                    3 July          5 July     3 January
                                                                                      2004            2003          2004
                                                                                 Unaudited       Unaudited       Audited
                                                                               GBP million     GBP million   GBP million

Amounts falling due within one year:
Trade debtors                                                                       457.6           461.7         412.7
Amounts recoverable on long term contracts                                           15.1            10.2          11.2
Corporation tax                                                                      12.3            14.2          23.9
Deferred tax                                                                         38.3            31.4          41.0
Other taxes and social security                                                       4.4             5.3           4.1
Other debtors                                                                        26.9            29.0          37.1
Prepayments and accrued income                                                       54.6            50.9          52.1
Collateralised cash                                                                   3.8             2.3           3.8
------------------------------------------------------------------------------ ------------ --------------- --------------
                                                                                    613.0           605.0         585.9
Amounts falling due after more than one year:
Deferred tax                                                                         14.3            14.3          14.7
Other debtors                                                                        29.2            25.6          23.6
------------------------------------------------------------------------------ ------------ --------------- --------------
                                                                                    656.5           644.9         624.2
------------------------------------------------------------------------------ ------------ --------------- --------------

                                       27

Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


----------------------------------------------------------------------------------------------------------------------------
10. Creditors: amounts falling due within one year

                                                                                      3 July          5 July     3 January
                                                                                        2004            2003          2004
                                                                                   Unaudited       Unaudited       Audited
                                                                                 GBP million     GBP million   GBP million

Unsecured loan notes                                                                    0.3            0.4           0.4
Other loans                                                                               -            0.2             -
Obligations under finance leases                                                        2.9            3.8           3.5
Bank loans and overdrafts                                                              30.0           19.7          26.3
Amounts owing to associated undertakings                                                  -              -           0.2
Amounts due on long term contracts                                                      0.5            1.0           0.8
Trade creditors                                                                       225.3          216.2         199.4
Bills of exchange payable                                                               1.7            1.6           1.0
Corporation tax                                                                        14.7           17.3          16.3
Other taxes and social security                                                        16.8           15.6          15.7
Other creditors                                                                        57.4           56.6          63.0
Proposed and accrued dividends                                                         39.5           40.3          59.4
Accruals and deferred income                                                          110.9          125.8         116.3
------------------------------------------------------------------------------- ------------- --------------- --------------
                                                                                      500.0          498.5         502.3
------------------------------------------------------------------------------- ------------- --------------- --------------

----------------------------------------------------------------------------------------------------------------------------
11. Creditors: amounts falling due after more than one year

                                                                                      3 July          5 July     3 January
                                                                                        2004            2003          2004
                                                                                   Unaudited       Unaudited       Audited
                                                                                 GBP million     GBP million   GBP million

Other loans                                                                           400.1          152.4         400.1
Obligations under finance leases                                                       11.3           13.8          12.9
Bank loans                                                                              1.7            0.7           0.9
Other creditors                                                                        70.7           70.3          70.2
Accruals and deferred income                                                            4.5            4.2           4.3
------------------------------------------------------------------------------- ------------- --------------- --------------
                                                                                      488.3          241.4         488.4
------------------------------------------------------------------------------- ------------- --------------- --------------



----------------------------------------------------------------------------------------------------------------------------

12. Provisions for liabilities and charges

                                                               Post-
                                                           retirement    Deferred     Other tax        Other
                                                             benefits         tax    provisions   provisions         Total
                                                          GBP million GBP million   GBP million  GBP million   GBP million
At 3 January 2004 (Audited)                                    163.1         16.8         170.0        73.6          423.5
Foreign exchange translation                                    (3.5)        (0.9)         (1.9)       (1.7)          (8.0)
Charge for the period                                            4.5            -             -        13.6           18.1
Reversal of provisions for disposal of business                    -            -             -       (21.5)         (21.5)
Reversal of provisions for loss on exit of business                -            -             -       (17.5)         (17.5)
Utilised during the period                                      (6.0)           -             -       (16.2)         (22.2)
Subsidiaries disposed                                              -            -             -        (0.7)          (0.7)
--------------------------------------------------------- ------------- ----------- ------------- ------------ -------------
At 3 July 2004 (Unaudited)                                     158.1        15.9          168.1        29.6          371.7
--------------------------------------------------------- ------------- ----------- ------------- ------------ -------------

Other provisions include provisions for restructuring costs, disposals and warranties.

                                       28


Notes to the interim financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

--------------------------------------------------------------------------------
13. Contingencies

The Group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

--------------------------------------------------------------------------------
14. Disposals

Disposals
On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender, and Pegler Limited were sold for a combined consideration, before costs, of GBP13.0 million of which GBP5.8 million is deferred. There was a loss on sale of GBP76.1 million, of which GBP72.9 million was provided in the year ended 3 January 2004. This provision included GBP51.4 million of recycled goodwill.

On 1 June 2004 Mayfran International Inc. was sold for a total consideration of $12.7 million (GBP6.9 million) of which $4.2 million (GBP2.3 million) is deferred. There was a loss on sale of GBP19.2 million, including GBP13.1 million of recycled goodwill.

On 10 June 2004 the wheels and rims business of Dexter Axle was sold for a total consideration of $10.9 million (GBP6.0 million) of which $2.0 million (GBP1.1 million) is deferred. There was a gain on sale of GBP3.1 million.

Costs of GBP0.4 million relating to disposals from prior years were incurred during the period.

--------------------------------------------------------------------------------
15. Basis of preparation

The interim financial statements are for the 182 days ended 3 July 2004. The comparative figures are for the 186 days ended 5 July 2003 and the 368 days ended 3 January 2004.

The interim financial statements for the six months ended 3 July 2004, which were approved by the directors on 26 August 2004, have been prepared in accordance with the accounting policies detailed in the financial statements for the year ended 3 January 2004.

The interim financial statements for the six months ended 3 July 2004 are unaudited, but have been reviewed by the auditors and their report to the Company is set out on the next page.

The information presented for the three months ended 3 July 2004 and the comparative period are unaudited and are not subject to review by the auditors.

The financial information for the year ended 3 January 2004 has been extracted from the 2003 Report & Accounts, but does not comprise statutory financial statements for the purpose of Section 240 of the Companies Act 1985. A copy of those statements has been filed with the Registrar of Companies on which an unqualified report has been made by the auditors under Section 237(2) or 237(3) of the Companies Act 1985.

                                       29


Independent review report to Tomkins plc

--------------------------------------------------------------------------------

Introduction

We have been instructed by the Company to review the financial information prepared under United Kingdom generally accepted accounting principles for the six months ended 3 July 2004 which comprises the consolidated profit and loss account, the consolidated cash flow statement, reconciliation of net cash flow to movements in net funds, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds and related notes 2 to 15. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information prepared under United Kingdom generally accepted accounting principles as presented for the six months ended 3 July 2004.


Deloitte & Touche LLP
Chartered Accountants
London


26 August 2004

                                       30

Information prepared under accounting principles generally accepted in the United Kingdom (Unaudited)


------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                                                 Engineered &
                                                  Industrial &     Air Systems   Construction      Central
Three months ended 3 July 2004                      Automotive      Components       Products        Costs       Total
                                                   GBP million     GBP million    GBP million  GBP million GBP million
Turnover
Continuing operations                                    497.6          109.5         170.5             -      777.6
Discontinued operations                                      -              -           0.6             -        0.6
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                         497.6          109.5         171.1             -      778.2
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit
Continuing operations
Operating profit before operating exceptional
items and goodwill amortisation                           52.6           11.6          17.8          (6.5)      75.5
Operating exceptional items                               (3.4)             -          (0.8)            -       (4.2)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation             49.2           11.6          17.0          (6.5)      71.3
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Discontinued operations
Operating profit before operating exceptional
items and goodwill amortisation                              -              -             -             -          -
Operating exceptional items                                  -              -             -             -          -
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation                -              -             -             -          -
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Total operations
Total operating profit before operating
exceptional items and goodwill amortisation               52.6           11.6          17.8         (6.5)       75.5
Total operating exceptional items                         (3.4)             -          (0.8)           -        (4.2)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Total operating profit before goodwill                    49.2           11.6          17.0         (6.5)       71.3
amortisation
Goodwill amortisation                                     (1.2)          (1.7)         (0.1)           -        (3.0)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit                                          48.0            9.9          16.9         (6.5)       68.3
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating margins                                         10.6%          10.6%         10.4%           -         9.7%
Operating profit margin, before operating
exceptional items and goodwill amortisation
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit margin for continuing                    10.6%          10.6%         10.4%           -         9.7%
operations, before operating exceptional items
and goodwill amortisation
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                                                 Engineered &      Central
                                                  Industrial &     Air Systems   Construction        Costs        Total
Six months ended 3 July 2004                        Automotive      Components       Products  GBP million  GBP million
                                                   GBP million     GBP million   GBP million

Turnover
Continuing operations                                  1,004.4          211.4         325.9             -      1,541.7
Discontinued operations                                      -              -           6.2             -          6.2
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                       1,004.4          211.4         332.1             -      1,547.9
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit
Continuing operations
Operating profit before operating exceptional
items and goodwill amortisation                          101.1           22.1          33.5         (12.3)       144.4
Operating exceptional items                               (8.8)             -          (1.7)            -        (10.5)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation             92.3           22.1          31.8         (12.3)       133.9
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Discontinued operations
Operating profit before operating exceptional
items
and goodwill amortisation                                    -              -           0.1             -          0.1
Operating exceptional items                                  -              -             -             -            -
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation                -              -           0.1             -          0.1
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Total operations
Total operating profit before operating
exceptional items and goodwill amortisation              101.1           22.1          33.6         (12.3)       144.5
Total operating exceptional items                         (8.8)             -          (1.7)            -        (10.5)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Total operating profit before goodwill                    92.3           22.1          31.9         (12.3)       134.0
amortisation
Goodwill amortisation                                     (2.4)          (3.5)         (0.2)            -         (6.1)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit                                          89.9           18.6          31.7         (12.3)       127.9
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating margins
Operating profit margin, before operating
exceptional items and goodwill amortisation               10.1%          10.5%         10.1%            -          9.3%
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit margin for continuing                    10.1%          10.5%         10.3%            -          9.4%
operations, before operating exceptional items
and goodwill amortisation
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

                                       31

Information prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                                                 Engineered &      Central
                                                  Industrial &     Air Systems   Construction        Costs        Total
Three months ended 5 July 2003                      Automotive      Components       Products  GBP million  GBP million
                                                   GBP million     GBP million   GBP million

Turnover
Continuing operations                                    477.9          111.5         167.2             -        756.6
Discontinued operations                                      -              -          22.9             -         22.9
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                         477.9          111.5         190.1             -        779.5
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit
Continuing operations
Operating profit before operating exceptional
items and goodwill amortisation                           46.9           10.4          18.2          (7.0)        68.5
Operating exceptional items                               (2.9)          (0.9)            -             -         (3.8)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation             44.0            9.5          18.2          (7.0)        64.7
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Discontinued operations
Operating profit before operating exceptional
items
and goodwill amortisation                                    -              -           0.1             -          0.1
Operating exceptional items                                  -              -          (6.2)            -         (6.2)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating loss before goodwill amortisation                  -              -          (6.1)            -         (6.1)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Total operations
Total operating profit before operating
exceptional items and goodwill amortisation               46.9           10.4          18.3          (7.0)        68.6
Total operating exceptional items                         (2.9)          (0.9)         (6.2)            -        (10.0)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Total operating profit before goodwill                    44.0            9.5          12.1          (7.0)        58.6
amortisation
Goodwill amortisation                                     (0.5)          (2.0)         (0.1)            -         (2.6)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit                                          43.5            7.5          12.0          (7.0)        56.0
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating margins
Operating profit margin, before operating
exceptional items and goodwill amortisation                9.8%           9.3%          9.6%            -          8.8%
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit margin for continuing                     9.8%           9.3%         10.9%            -          9.1%
operations, before operating exceptional items
and goodwill amortisation
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                                                 Engineered &     Central
                                                  Industrial &     Air Systems   Construction       Costs        Total
Six months ended 5 July 2003                        Automotive      Components       Products GBP million  GBP million
                                                   GBP million     GBP million   GBP million

Turnover
Continuing operations                                    990.3          227.3         333.5            -       1,551.1
Discontinued operations                                      -              -          47.9            -          47.9
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                         990.3          227.3         381.4            -       1,599.0
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit
Continuing operations
Operating profit before operating exceptional
items and goodwill amortisation                           97.8           17.3          32.2        (11.7)        135.6
Operating exceptional items                               (4.5)          (2.3)            -            -          (6.8)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation             93.3           15.0          32.2        (11.7)        128.8
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Discontinued operations
Operating profit before operating exceptional
items
and goodwill amortisation                                    -              -           0.4            -           0.4
Operating exceptional items                                  -              -          (9.1)           -          (9.1)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating loss before goodwill amortisation                  -              -          (8.7)           -          (8.7)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Total operations
Total operating profit before operating
exceptional items and goodwill amortisation               97.8           17.3          32.6        (11.7)        136.0
Total operating exceptional items                         (4.5)          (2.3)         (9.1)           -         (15.9)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Total operating profit before goodwill                    93.3           15.0          23.5        (11.7)        120.1
amortisation
Goodwill amortisation                                     (0.8)          (4.1)         (0.2)           -          (5.1)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit                                          92.5           10.9          23.3        (11.7)        115.0
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating margins
Operating profit margin, before operating
exceptional items and goodwill amortisation                9.9%           7.6%          8.5%           -           8.5%
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit margin for continuing                     9.9%           7.6%          9.7%           -           8.7%
operations, before operating exceptional items
and goodwill amortisation
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

                                       32

Information prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                                                Engineered &
                                                  Industrial &     Air Systems  Construction     Central
Twelve months ended 3 January 2004                  Automotive      Components      Products       Costs        Total
                                                   GBP million     GBP million   GBP million GBP million  GBP million

Turnover
Continuing operations                                  1,977.2          447.9         648.2           -      3,073.3
Discontinued operations                                      -              -          77.1           -         77.1
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
                                                       1,977.2          447.9         725.3           -      3,150.4
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit
Continuing operations
Operating profit before operating exceptional
items and goodwill amortisation                          189.9           42.3          63.3       (24.0)       271.5
Operating exceptional items                              (20.7)          (4.1)         (0.7)          -        (25.5)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit before goodwill amortisation            169.2           38.2          62.6       (24.0)       246.0
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Discontinued operations
Operating profit before operating exceptional
items
and goodwill amortisation                                    -              -           0.3           -          0.3
Operating exceptional items                                  -              -         (10.4)          -        (10.4)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating loss before goodwill amortisation                  -              -         (10.1)          -        (10.1)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------

Total operations
Total operating profit before operating
exceptional items and goodwill amortisation              189.9           42.3          63.6       (24.0)       271.8
Total operating exceptional items                        (20.7)          (4.1)        (11.1)          -        (35.9)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Total operating profit before goodwill                   169.2           38.2          52.5       (24.0)       235.9
amortisation
Goodwill amortisation                                     (3.5)          (8.1)         (0.3)          -        (11.9)
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit                                         165.7           30.1          52.2       (24.0)       224.0
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating margins
Operating profit margin, before operating
exceptional items and goodwill amortisation                9.6%           9.4%          8.8%          -          8.6%
------------------------------------------------ --------------- --------------- -------------- ----------- -----------
Operating profit margin for continuing
operations, before operating exceptional items
and goodwill amortisation                                  9.6%           9.4%          9.8%          -          8.8%
------------------------------------------------ --------------- --------------- -------------- ----------- -----------



                                       33


7. SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP

Condensed consolidated profit and loss account for the three months ended 3 July 2004 prepared under accounting principles generally accepted in the United States of America (Unaudited)


---------------------------------------------------------------------------------------------------------------------------



For the three months ended 3 July 2004                                                         3 July            5 July
                                                                                                 2004              2003
                                                                                             3 months          3 months
                                                                                  Notes     $ million         $ million
---------------------------------------------------------------------------------------------------------------------------

Net sales                                                                           a         1,361.4          1,172.0
Cost of sales                                                                                  (956.4)          (825.7)
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                                    405.0            346.3
Selling, general and administrative expenses                                                   (262.1)          (241.5)
Restructuring costs                                                                              (8.5)           (11.5)
---------------------------------------------------------------------------------------------------------------------------
Operating income from continuing operations                                         a           134.4             93.3
Interest income                                                                                   6.6              5.1
Interest expense                                                                                (10.1)            (5.9)
Other (expense)/income (net)                                                                    (11.3)            10.5
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority interest and equity in
net income of associates                                                                        119.6            103.0

Income taxes                                                                                    (28.7)           (16.0)
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interest and equity in net
income of associates                                                                             90.9             87.0

Minority interest                                                                                (5.1)            (3.9)
Equity in net income of associates                                                                0.2              0.2
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                                86.0             83.3
Income/(loss) from discontinued operations, net of tax of $1.6m ($0.4m)                           0.5             (6.1)
(Loss)/gain on disposal of discontinued operations, net of tax of $0.4m ($1.2m)                  (9.6)            46.9
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                       76.9            124.1
Preference dividends                                                                             (7.4)           (13.6)
---------------------------------------------------------------------------------------------------------------------------
Net income attributable to common shareholders                                                   69.5            110.5
---------------------------------------------------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing operations                                                              10.19c             9.04c
Income/(loss) from discontinued operations                                                      0.06c            (0.79c)
(Loss)/gain on disposal of discontinued operations                                             (1.24c)            6.08c
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      9.01c            14.33c
---------------------------------------------------------------------------------------------------------------------------
Diluted
Income from continuing operations                                                               9.80c             8.36c
Income/(loss) from discontinued operations                                                      0.06c            (0.61c)
(Loss)/gain on disposal of discontinued operations                                             (1.09c)            4.70c
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      8.77c            12.45c
---------------------------------------------------------------------------------------------------------------------------


                                       34


Condensed consolidated profit and loss account for the six months ended 3 July 2004 prepared under accounting principles generally accepted in the United States of America (Unaudited)


----------------------------------------------------------------------------------------------------------------------------
For the six months ended 3 July 2004
                                                                                     3 July         5 July     3 January
                                                                                       2004           2003          2004
                                                                                   6 months       6 months     12 months
                                                                            Notes  $million      $ million     $ million
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      a    2,724.1        2,377.5      4,795.3
Cost of sales                                                                      (1,922.8)      (1,682.8)    (3,414.8)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                          801.3          694.7      1,380.5
Selling, general and administrative expenses                                         (532.1)        (492.3)    (1,024.1)
Restructuring costs                                                                   (19.3)         (16.1)       (20.9)
----------------------------------------------------------------------------------------------------------------------------
Operating income from continuing operations                                    a      249.9          186.3        335.5
Interest income                                                                        14.7           10.8         15.2
Interest expense                                                                      (22.2)         (11.0)       (30.2)
Other (expense)/income (net)                                                           (4.7)          18.0         54.8
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority interest and equity
in net income of associates                                                           237.7          204.1        375.3

Income taxes                                                                          (54.4)         (42.1)        75.8
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interest and equity in net
income of associates                                                                  183.3          162.0        451.1

Minority interest                                                                      (8.0)          (7.2)       (12.4)
Equity in net income of associates                                                      0.7            0.8          0.7
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                     176.0          155.6        439.4

Loss from discontinued operations, net of tax of $1.8m ($1.0m, $0.5m)                  (1.3)          (0.8)       (73.3)
(Loss)/gain on disposal of discontinued operations, net of tax of $2.2m                (5.6)          49.0         60.6
($3.1m, $0.8m)
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                            169.1          203.8        426.7
Gain on redemption of redeemable convertible cumulative preference shares                 -              -         17.4
Preference dividends                                                                  (14.4)         (28.4)       (47.1)
----------------------------------------------------------------------------------------------------------------------------
Net income attributable to common shareholders                                        154.7          175.4        397.0
----------------------------------------------------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing operations                                                    20.96c         16.50c        53.14c
Loss from discontinued operations                                                    (0.17c)        (0.10c)       (9.51c)
(Loss)/gain on disposal of discontinued operations                                   (0.72c)         6.35c         7.86c
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                     b     20.07c         22.75c        51.49c
----------------------------------------------------------------------------------------------------------------------------
Diluted
Income from continuing operations                                                    20.07c         15.62c        46.06c
Loss from discontinued operations                                                    (0.15c)        (0.08c)       (7.68c)
(Loss)/gain on disposal of discontinued operations                                   (0.64c)         4.92c         6.35c
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                     b     19.28c         20.46c         44.73c
----------------------------------------------------------------------------------------------------------------------------

                                       35

Condensed consolidated cash flow statement prepared under accounting principles generally accepted in the United States of America (Unaudited)

--------------------------------------------------------------------------------- ------------ --------------- ---------------
                                                                                      3 July          5 July       3 January
                                                                                        2004            2003            2004
                                                                                    6 months        6 months       12 months
                                                                                   $ million       $ million       $ million
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Cash flow from operating activities
Net income                                                                             169.1          203.8          426.7
Depreciation and amortisation                                                          104.2          102.4          202.5
Impairment of goodwill                                                                     -              -           12.5
Deferred income taxes                                                                   (1.1)           5.0          (14.5)
Unremitted equity earnings                                                              (0.7)          (0.8)          (1.1)
Loss/(income) from discontinued operations                                               1.3           (4.0)          73.3
Loss/(gain) on disposal of business                                                      5.6          (49.0)         (60.6)
Gain on sale of properties                                                              (4.5)             -              -
Impairment of fixed asset investment                                                       -              -            0.7
Minority interest                                                                        8.0            7.2           12.4
Dividends received from associated undertakings                                          0.2              -            0.8
Stock compensation                                                                       1.1            2.9            9.1
Change in current taxes                                                                 19.3           48.8         (109.1)
Increase in accounts receivable                                                       (150.2)         (68.8)         (35.4)
Decrease in prepaid expenses and other assets                                           22.7           15.9           13.2
Increase in inventory                                                                  (22.4)         (12.9)          (5.7)
Increase in accounts payable                                                            83.1           73.5           17.9
Decrease in accrued liabilities                                                        (41.7)         (84.7)          (4.4)
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Net cash provided by operating activities                                              194.0          239.3          538.3
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Cash flows from investing activities
Capital expenditure                                                                   (132.8)         (82.2)        (213.0)
Proceeds from the disposal of fixed assets                                              11.5              -           32.0
Proceeds from the sale of subsidiaries                                                  19.3           16.1           64.0
Investment in subsidiaries, net of cash acquired                                          -          (242.0)        (240.0)
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Net cash used in investing activities                                                 (102.0)        (308.1)        (357.0)
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Cash flows from financing activities
Bank loans repayment                                                                    (8.4)         (10.1)         (83.8)
Bank loans drawdown                                                                     16.4            9.5          498.0
Issuance of ordinary shares                                                              2.0              -            1.1
Redemption of redeemable convertible cumulative preference shares                          -              -         (603.3)
Payments to acquire treasury stock                                                      (6.5)             -           (4.1)
Dividend payments                                                                     (122.4)        (127.8)        (210.8)
Investment by/(repayment of capital to) minority shareholder                             7.8              -           (1.3)
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Net cash used in financing activities                                                 (111.1)        (128.4)        (404.2)
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Net cash provided/(used) by discontinued operations                                     12.8          (13.7)         (11.1)
Effect of exchange rate changes on cash                                                 (0.8)          26.5            2.9
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Net decrease in cash and cash equivalents                                               (7.1)        (184.4)         (231.1)
Cash and cash equivalents at beginning of period                                       321.1          552.2           552.2
--------------------------------------------------------------------------------- ------------ --------------- ---------------
Cash and cash equivalents at end of period                                             314.0          367.8           321.1
--------------------------------------------------------------------------------- ------------ --------------- ---------------

Supplemental schedule of investing and financing activities:
Cash paid during the period for interest                                               (17.5)          (4.2)          (32.3)
Cash paid during the period for income taxes                                           (58.0)         (33.8)          (97.8)
Non cash investing and financing activities:
Capital lease additions                                                                    -           (4.0)           (7.0)
--------------------------------------------------------------------------------- ------------ --------------- ---------------

                                       36

Condensed consolidated balance sheet prepared under accounting principles generally accepted in the United States of America (Unaudited)

---------------------------------------------------------------------------------- ------------- --------------- ----------------
                                                                                        3 July          5 July        3 January
                                                                                          2004            2003             2004
                                                                                     $ million       $ million        $ million
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Assets
Current assets
Cash and cash equivalents                                                                314.0          367.8           321.1
Accounts receivable (net)                                                                831.8          816.2           660.4
Inventories (net)                                                                        640.8          648.6           629.1
Deferred income taxes                                                                     79.7           48.0            77.8
Prepayments and other assets                                                              96.0          131.7           167.9
Assets held for sale                                                                      96.0           32.1           187.4
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Total current assets                                                                   2,058.3        2,044.4         2,043.7
Long term assets
Property, plant and equipment                                                          1,372.8        1,401.8         1,377.7
Goodwill                                                                               1,704.7        1,802.4         1,706.7
Intangible assets                                                                         43.5           10.2            44.2
Deferred income taxes                                                                    128.5          114.2           122.4
Other long term assets                                                                    51.6           45.7            41.3
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Total assets                                                                           5,359.4        5,418.7         5,336.0
---------------------------------------------------------------------------------- ------------- --------------- ----------------
 Liabilities and shareholders' equity
Current liabilities
Bank loans                                                                                60.7           40.2            54.1
Accounts payable                                                                         401.2          372.3           332.1
Other current liabilities                                                                341.2          366.5           407.6
Taxes payable                                                                            311.6          443.9           290.7
Deferred income taxes                                                                      2.4              -             0.4
Liabilities related to assets held for sale                                               30.5            9.7            73.9
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Total current liabilities                                                              1,147.6        1,232.6         1,158.8
Long term liabilities
Bank loans                                                                               755.0          278.3           740.9
Pension obligations                                                                      277.1          322.8           291.1
Post retirement obligations other than pensions                                          288.8          294.5           292.0
Deferred income taxes                                                                     48.4              -            47.6
Other long term liabilities                                                               50.9           55.9            49.0
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Total liabilities                                                                      2,567.8        2,184.1         2,579.4
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Redeemable convertible cumulative preference shares, par value $50; authorised
shares - 25,200,000; issued and outstanding shares - nil (5 July 2003:                       -          621.9               -
12,438,282; 3 January 2004: nil)
Minority interest                                                                         72.7           56.2            59.6
Shareholders' equity
                                                                                   ------------- --------------- ----------------
Common stock, par value 5p; authorised shares - 1,585,164,220; issued and
outstanding shares - 773,840,441 (5 July 2003: 772,979,986; 3 January 2004:               70.7           64.5            69.3
773,262,360)
Convertible cumulative preferred stock, par value $50; authorised shares -
13,920,000; issued and outstanding shares - 10,506,721 (5 July 2003: 10,507,478;         616.3          562.2           603.6
3 January 2004: 10,506,721)
Treasury stock                                                                           (15.7)          (6.8)          (11.5)
Additional paid-in capital                                                               199.0          163.7           194.4
Retained earnings                                                                      1,589.9        1,991.6         1,539.1
Restricted reserves                                                                      844.2          111.0           826.8
Accumulated other comprehensive loss                                                    (585.5)        (329.7)         (524.7)
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Total shareholders' equity                                                             2,718.9        2,556.5         2,697.0
---------------------------------------------------------------------------------- ------------- --------------- ----------------
Total liabilities and shareholders' equity                                             5,359.4        5,418.7         5,336.0
---------------------------------------------------------------------------------- ------------- --------------- ----------------

                                       37

Notes to the interim financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited)

------------------------------------------------------------------------------------ ------------- ----------- --------------
a. Analysis by business segment
------------------------------------------------------------------------------------ ------------- ----------- --------------


                                                                                                      3 July         5 July
                                                                                                        2004           2003
(i) Three months ended 3 July 2004                                                                  3 months       3 months
                                                                                                   $ million      $ million
Net sales
Industrial & Automotive                                                                                897.6         758.5
Air Systems Components                                                                                 197.7         181.6
Engineered & Construction Products                                                                     266.1         231.9
------------------------------------------------------------------------------------ ------------- ----------- --------------
                                                                                                     1,361.4       1,172.0
------------------------------------------------------------------------------------ ------------- ----------- --------------
Operating income
Industrial & Automotive                                                                                 89.0          55.9
Air Systems Components                                                                                  21.0          15.4
Engineered & Construction Products                                                                      34.0          37.8
Central Costs                                                                                           (9.6)         (15.8)
------------------------------------------------------------------------------------ ------------- ----------- --------------
                                                                                                       134.4          93.3
------------------------------------------------------------------------------------ ------------- ----------- --------------


                                                                                          3 July      5 July      3 January
                                                                                            2004        2003           2004
(ii) Six months ended 3 July 2004                                                       6 months    6 months      12 months
                                                                                       $ million   $ million      $ million
Net sales
Industrial & Automotive                                                                  1,826.6    1,553.4       3,172.7
Air Systems Components                                                                     384.5      366.1         730.3
Engineered & Construction Products                                                         513.0      458.0         892.3
------------------------------------------------------------------------------------ ------------- ----------- --------------
                                                                                         2,724.1    2,377.5       4,795.3
------------------------------------------------------------------------------------ ------------- ----------- --------------
Operating income
Industrial & Automotive                                                                    166.8      131.7         231.5
Air Systems Components                                                                      40.2       24.3          61.1
Engineered & Construction Products                                                          62.6       52.5         100.9
Central Costs                                                                              (19.7)     (22.2)        (45.5)
------------------------------------------------------------------------------------ ------------- ----------- --------------
                                                                                           249.9      186.3         348.0
Goodwill impairment                                                                            -          -         (12.5)
------------------------------------------------------------------------------------ ------------- ----------- --------------
                                                                                           249.9      186.3         335.5
------------------------------------------------------------------------------------ ------------- ----------- --------------

                                       38

Notes to the interim financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited) (continued)

-------------------------------------------------------------------------- -------------- --------------- -----------------
b. Net income per common share


                                                                                 3 July          5 July         3 January
                                                                                   2004            2003              2004
                                                                               6 months        6 months         12 months
                                                                              $ million       $ million         $ million
Basic
Net income                                                                        169.1          203.8             426.7
Gain on redemption of redeemable convertible cumulative preference shares             -              -              17.4
Less preference dividends                                                         (14.4)         (28.4)            (47.1)
-------------------------------------------------------------------------- -------------- --------------- -----------------
                                                                                  154.7          175.4             397.0
-------------------------------------------------------------------------- -------------- --------------- -----------------

Weighted average shares                                                     770,896,303    771,155,553       771,037,499
-------------------------------------------------------------------------- -------------- --------------- -----------------
Net income per share                                                              20.07c         22.75c            51.49c
-------------------------------------------------------------------------- -------------- --------------- -----------------

Diluted
Net income                                                                        169.1          203.8             426.7
-------------------------------------------------------------------------- -------------- --------------- -----------------

Weighted average shares
Ordinary shares in issue                                                     770,896,303   771,155,553       771,037,499
Exercise of options                                                            3,417,181       743,481         2,034,111
Conversion of preference shares                                              102,650,664   224,180,075       180,917,242
-------------------------------------------------------------------------- -------------- --------------- -----------------
                                                                             876,964,148   996,079,109       953,988,852
-------------------------------------------------------------------------- -------------- --------------- -----------------
Net income per share                                                              19.28c        20.46c            44.73c
-------------------------------------------------------------------------- -------------- --------------- -----------------


---------------------------------------------------------------------------------------------------------------------------


c. Basis of preparation

The  half  year  financial  statements  prepared  under  accounting   principles
generally  accepted  in the  United  States of  America  have been  prepared  in accordance with the accounting policies applied in the financial  statements for the year ended 3 January 2004.

---------------------------------------------------------------------------------------------------------------------------


                                       39

8. RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER UK GAAP TO FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP


------------------------------------------------------------------------------- ------------- --------------- -------------
                                                                                     3 July          5 July     3 January
                                                                                       2004            2003          2004
                                                                                   6 months        6 months     12 months
                                                                                (Unaudited)     (Unaudited)     (Audited)
                                                                                GBP million     GBP million   GBP million
Profit attributable to shareholders
Net income before preference dividend under UK GAAP                                    66.2           64.1        171.8
US GAAP adjustments:
Goodwill amortisation                                                                   6.1            5.1         11.9
Goodwill impairment                                                                       -              -        (30.0)
Reversal of UK provision for impairment                                                   -              -         51.4
Reversal of UK provisions for costs on exit of business                                (1.6)          24.7         10.5
Other differences arising on treatment of provisions for restructuring costs            1.7            3.6          2.5
Intangibles amortisation                                                               (1.4)          (0.1)        (1.6)
Inventory adjustment                                                                   (0.4)          (1.3)        (2.5)
Valuation of net assets acquired in a business combination                                -              -         (0.2)
Gain on disposal of operations                                                         13.1           21.0         22.6
Pension costs                                                                           6.1            0.8          3.4
Share options                                                                           1.3           (1.8)        (4.0)
Capitalised interest                                                                    2.0            2.3          2.2
Deferred income tax                                                                     2.5           (3.1)        (2.1)
Derivatives                                                                            (2.6)          11.2         29.5
------------------------------------------------------------------------------- ------------- --------------- -------------
Net income under US GAAP                                                               93.0          126.5        265.4
------------------------------------------------------------------------------- ------------- --------------- -------------

                                                                                  $ million       $ million     $ million
Net income under US GAAP expressed in US dollars at an average exchange rate
of GBP1 = $1.8186 (July 2003: GBP1= $1.6108 and January 2004: GBP1 = $1.6306)         169.1          203.8        432.8
Differences arising from use of average exchange rate versus actual exchange              -              -         (6.1)
rate
------------------------------------------------------------------------------- ------------- --------------- -------------
Net income under US GAAP expressed in US dollars                                      169.1          203.8        426.7
------------------------------------------------------------------------------- ------------- --------------- -------------

                                                                                      3 July         5 July      3 January
                                                                                        2004           2003           2004
                                                                                 (Unaudited)    (Unaudited)      (Audited)
                                                                                 GBP million    GBP million    GBP million
Shareholders' equity
Shareholders' funds under UK GAAP                                                    752.4         1,065.4        744.0
US GAAP adjustments:
Goodwill (net)                                                                       728.3           840.0        736.7
Reversal of UK provision for costs on exit of business                                 0.6            28.3            -
Intangibles (net)                                                                     23.8             6.1         24.5
Inventory                                                                             (2.6)           (1.2)        (2.3)
Pension liabilities                                                                 (125.5)         (167.3)      (127.0)
Share options                                                                          0.7             0.7          0.7
Capitalised interest                                                                  15.1            15.1         13.5
Dividends                                                                             37.3            35.6         57.2
Deferred income tax                                                                   57.4            66.5         46.8
Derivatives                                                                          (11.9)           17.0         (0.5)
Restructuring costs                                                                   12.0               -         13.0
Redeemable convertible cumulative preference shares                                      -          (373.0)           -
------------------------------------------------------------------------------- ------------ ---------------- --------------
Shareholders' equity under US GAAP                                                 1,487.6         1,533.2      1,506.6
------------------------------------------------------------------------------- ------------ ---------------- --------------

                                                                                 $ million       $ million    $ million
Shareholders' equity under US GAAP expressed in US dollars at a closing exchange rate of GBP1 = $1.8277  (July 2003: GBP1= $1.6674 and January 2004:
GBP1 = $1.7901)                                                                    2,718.9         2,556.5      2,697.0

------------------------------------------------------------------------------- ------------ ---------------- --------------

                                       40

This  document may contain  "forward-looking  statements"  within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document,  the words "anticipate",  "believe",  "estimate",  "assume",  "could",
"should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 4

17 September 2004

Tomkins plc.

Tomkins plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 21 May 2004 it purchased 112,816 of its Ordinary shares of 5 pence each ("shares") on 17 September 2004 at a price of 268.8 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.
Following the purchase of these shares, the Company holds 1,332,293 of its shares in Treasury and has 772,535,420 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

END

Exhibit 5

                                  SCHEDULE 11

      NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the second quarter of the 2004 calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

16,512

8. Percentage of issued class

0.00213%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

268.80p

13. Date of transaction

17 September 2004

14. Date company informed

17 September 2004

15. Total holding following this notification

325,056

16. Total percentage holding of issued class following this notification

0.04200%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Norman Porter - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Norman Porter - Company Secretary

Date of Notification

17 September 2004


                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the second quarter of the 2004 calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

43,185

8. Percentage of issued class

0.00558%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

268.80p

13. Date of transaction

17 September 2004

14. Date company informed

17 September 2004

15. Total holding following this notification

1,291,660

16. Total percentage holding of issued class following this notification

0.16691%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Norman Porter - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Norman Porter - Company Secretary

Date of Notification

17 September 2004

Exhibit 6


                                     SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not notified

The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

5 October 2004

12. Total holding following this notification

23,474,405

13. Total percentage holding of issued class following this notification

3.03337%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

6 October 2004

Exhibit 7


14 October 2004

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 14 October 2004 it transferred for nil consideration a total of 180,874 of its own ordinary shares out of its Treasury account to 94 employees to satisfy awards made under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,151,419 shares in Treasury and has 772,720,000 shares in issue (excluding Treasury shares).

End.

Exhibit 8



Announcement Body Information:

The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP

22 October 2004


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:                 J Nicol and K Lever.

2. Transaction date:                   1 October 2004.

3. Date Company informed:              21 October 2004 (by Trustees).

4. Number of shares acquired:          11,369 Ordinary shares of 5p each.

5. Price per share:                    266.75p.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the market purchase of the aforementioned shares by the Trust, the Directors have acquired an interest in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual Directors noted above.

Yours faithfully


Denise Burton

Deputy Company Secretary



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  10 November 2004

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary